Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adecoagro S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Adecoagro S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Level 3 Biological Assets

As described in Notes 16, 32 (b) and 33.11 to the consolidated financial statements, the total aggregated fair value of the Company’s level 3 biological assets related to sown land – crops, sown land – rice and sown land – sugarcane was US$ 198 million as of December 31, 2023. The fair value of these level 3 biological assets is determined by management using a discounted cash flow model which requires the input of highly subjective assumptions including significant unobservable inputs. The discounted cash flow model included significant judgements and assumptions relating to management’s cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs and estimated discount rate.

The principal considerations for our determination that performing procedures relating to the valuation of the level 3 biological assets related to sown land – crops, sown land – rice and sown land – sugarcane is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement; (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s cash flow projections and significant assumptions related to future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs and estimated discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the level 3 biological assets related to sown land – crops, sown land – rice and sown land – sugarcane. These procedures also included, among others evaluating the significant assumptions and methods used by management in developing the fair value measurement including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs and estimated discount rate. Evaluating management’s assumptions involved evaluating whether these assumptions were reasonable considering the consistency with external information and past records and testing management’s sensitivity analysis of certain significant assumptions. Professionals with specialized skill and knowledge were used to assist in the evaluation of certain significant assumptions, including estimated yields at the point of harvest and estimated production cycle.

/s/ PRICE WATERHOUSE & CO. S.R.L.
/s/ Eduardo Alfredo Loiácono (Partner)
Eduardo Alfredo Loiácono

Buenos Aires, Argentina.
March 12, 2024.

We have served as the Company’s auditor since 2008.

Legal information

Name as specified in charter: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 111,381,815 common shares
Outstanding Capital stock: 106,005,500 common shares
Treasury shares: 5,376,315 common shares

Adecoagro S.A.
Consolidated Statements of Income
for the years ended December 31, 2023, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2023	2022	2021
Sales of goods and services rendered	4	1,298,871	1,347,724	1,124,352
Cost of goods sold and services rendered	5	(973,180)	(1,075,747)	(854,965)
Initial recognition and changes in fair value of biological assets and agricultural produce	16	87,858	215,941	227,740
Changes in net realizable value of agricultural produce after harvest		1,838	(22,293)	(12,879)
Margin on manufacturing and agricultural activities before operating expenses		415,387	465,625	484,248
General and administrative expenses	6	(70,320)	(84,287)	(69,794)
Selling expenses	6	(129,092)	(143,515)	(117,662)
Other operating income / (expense), net	8	25,590	1,870	(18,768)
Bargain purchase gain on acquisition	21	—	10,107	—
Profit from operations		241,565	249,800	278,024
Finance income	9	157,100	25,308	36,670
Finance costs	9	(122,087)	(137,600)	(151,681)
Other financial results - Net gain / (loss) of inflation effects on monetary items	9	28,816	(2,144)	11,541
Financial results, net	9	63,829	(114,436)	(103,470)
Profit before income tax		305,394	135,364	174,554
Income tax expense	10	(78,673)	(26,758)	(43,837)
Profit for the year		226,721	108,606	130,717

Attributable to:
Equity holders of the parent		226,291	108,138	130,669
Non-controlling interest		430	468	48

Earnings per share attributable to the equity holders of the parent during the year:
Basic earnings per share	11	2.113	0.982	1.135
Diluted earnings per share	11	2.105	0.979	1.130

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Comprehensive Income
for the years ended December 31, 2023, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2023	2022	2021
Profit for the year	226,721	108,606	130,717
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(222,166)	98,741	121,146
Cash flow hedge, net of income tax	27,748	16,060	29,758
- Items that will not be reclassified to profit or loss:
Revaluation surplus net of income tax (Note 12)	122,793	(46,903)	(136,622)
Other comprehensive (loss) / income for the year	(71,625)	67,898	14,282
Total comprehensive income / (loss) for the year	155,096	176,504	144,999

Attributable to:
Equity holders of the parent	155,044	174,705	147,273
Non-controlling interest	52	1,799	(2,274)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Financial Position
as of December 31, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2023	2022
ASSETS
Non-Current Assets
Property, plant and equipment, net	12	1,549,565	1,565,355
Right of use assets	13	406,713	360,181
Investment property	14	33,364	33,330
Intangible assets, net	15	27,519	36,120
Biological assets	16	23,706	30,622
Deferred income tax assets	10	9,777	8,758
Trade and other receivables, net	18	39,060	44,558
Derivative financial instruments	17	18,001	5,208
Other assets		1,515	1,701
Total Non-Current Assets		2,109,220	2,085,833
Current Assets
Biological assets	16	204,331	235,822
Inventories	19	256,051	274,022
Trade and other receivables, net	18	179,055	183,820
Derivative financial instruments	17	13,819	134
Short-term investment	17	62,637	98,571
Cash and cash equivalents	20	339,781	230,653
Total Current Assets		1,055,674	1,023,022
TOTAL ASSETS		3,164,894	3,108,855
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	22	167,073	167,073
Share premium	22	743,810	793,169
Cumulative translation adjustment		(603,861)	(456,029)
Equity-settled compensation		18,654	18,792
Cash flow hedge	2	(17,124)	(44,872)
Other reserves		150,677	126,925
Treasury shares		(8,062)	(4,792)
Revaluation surplus		317,598	281,909
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		418,789	202,342
Equity attributable to equity holders of the parent		1,229,128	1,126,091
Non-controlling interest		36,520	37,552
TOTAL SHAREHOLDERS EQUITY		1,265,648	1,163,643
LIABILITIES
Non-Current Liabilities
Trade and other payables	25	1,008	17,210
Borrowings	26	697,843	727,983
Lease liabilities	27	325,569	283,549
Deferred income tax liabilities	10	376,331	301,414
Payroll and social security liabilities	28	1,570	1,581
Derivatives financial instruments	18	—	96
Provisions for other liabilities	29	2,871	2,526
Total Non-Current Liabilities		1,405,192	1,334,359
Current Liabilities
Trade and other payables	25	190,730	242,397
Current income tax liabilities		5,023	422
Payroll and social security liabilities	28	37,357	29,964
Borrowings	26	207,106	279,769
Lease liabilities	27	52,941	54,431
Derivative financial instruments	17	169	2,961
Provisions for other liabilities	29	728	909
Total Current Liabilities		494,054	610,853
TOTAL LIABILITIES		1,899,246	1,945,212
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,164,894	3,108,855

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2023, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2021	183,573	902,815	(555,044)	14,795	(90,689)	83,406	(7,630)	343,570	41,574	8,671	925,041	38,683	963,724
Profit for the year	—	—	—	—	—	—	—	—	—	130,669	130,669	48	130,717
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	40,435	—	—	—	—	71,731	—	—	112,166	8,980	121,146
Cash flow hedge (*)	—	—	—	—	29,757	—	—	—	—	—	29,757	1	29,758
–Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(125,319)	—	—	(125,319)	(11,303)	(136,622)
Other comprehensive income for the year	—	—	40,435	—	29,757	—	—	(53,588)	—	—	16,604	(2,322)	14,282
Total comprehensive income for the year	—	—	40,435	—	29,757	—	—	(53,588)	—	130,669	147,273	(2,274)	144,999

Reserves for the benefit of government grants (1)	—	—	—	—	—	23,605	—	—	—	(23,605)	—	—	—
Restricted shares (Note 23):
- Value of employee services	—	—	—	5,420	—	—	—	—	—	—	5,420	—	5,420
- Vested	—	3,594	—	(4,142)	—	734	262	—	—	—	448	—	448
- Forfeited	—	—	—	—	—	27	(27)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(1,600)	1,600	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(55,349)	—	—	—	—	(11,114)	—	—	—	(66,463)	—	(66,463)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(298)	(298)
Balance at December 31, 2021	183,573	851,060	(514,609)	16,073	(60,932)	106,172	(16,909)	289,982	41,574	115,735	1,011,719	36,111	1,047,830
(*) Net of $2,526 of income tax.
(**) Net of $9,953 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2023, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2022	183,573	851,060	(514,609)	16,073	(60,932)	106,172	(16,909)	289,982	41,574	115,735	1,011,719	36,111	1,047,830
Profit for the year	—	—	—	—	—	—	—	—	—	108,138	108,138	468	108,606
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	58,580	—	—	—	—	35,367	—	—	93,947	4,794	98,741
Cash flow hedge (*)	—	—	—	—	16,060	—	—	—	—	—	16,060	—	16,060
–Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(43,440)	—	—	(43,440)	(3,463)	(46,903)
Other comprehensive (loss) / income for the year	—	—	58,580	—	16,060	—	—	(8,073)	—	—	66,567	1,331	67,898
Total comprehensive income for the year	—	—	58,580	—	16,060	—	—	(8,073)	—	108,138	174,705	1,799	176,504

Reduction of issued share capital of the company (Note22)	(16,500)	—	—	—	—	—	16,500	—	—	—	—	—	—
Reserves for the benefit of government grants (1)	—	—	—	—	—	21,531	—	—	—	(21,531)	—	—	—
Employee share options (Note 23):
- Exercised	—	2,432	—	(778)	—	—	470	—	—	—	2,124	—	2,124
Restricted shares and restricted units (Note 23):
- Value of employee services	—	—	—	7,563	—	—	—	—	—	—	7,563	—	7,563
- Vested	—	4,647	—	(4,066)	—	1,243	—	—	—	—	1,824	—	1,824
- Forfeited	—	—	—	—	—	85	(85)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(2,106)	2,106	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(29,970)	—	—	—	—	(6,874)	—	—	—	(36,844)	—	(36,844)
Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(358)	(358)
Balance at December 31, 2022	167,073	793,169	(456,029)	18,792	(44,872)	126,925	(4,792)	281,909	41,574	202,342	1,126,091	37,552	1,163,643

(*) Net of $2,526 of Income tax.
(**) Net of $25,307 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2023, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2023	167,073	793,169	(456,029)	18,792	(44,872)	126,925	(4,792)	281,909	41,574	202,342	1,126,091	37,552	1,163,643
Profit for the year	—	—	—	—	—	—	—	—	—	226,291	226,291	430	226,721
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(147,832)	—	—	—	—	(63,523)	—	—	(211,355)	(10,811)	(222,166)
Cash flow hedge (*)	—	—	—	—	27,748	—	—	—	—	—	27,748	—	27,748
- Items will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	112,360	—	—	112,360	10,433	122,793
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	(13,148)	—	13,148	—	—	—
Other comprehensive income/ (loss) for the year	—	—	(147,832)	—	27,748	—	—	35,689	—	13,148	(71,247)	(378)	(71,625)
Total comprehensive income/ (loss) for the year	—	—	(147,832)	—	27,748	—	—	35,689	—	239,439	155,044	52	155,096

Reserves for the benefit of government grants (1)	—	—	—	—	—	22,992	—	—	—	(22,992)	—	—	—
Employee share options (Note 23):
- Exercised	—	236	—	(77)	—	—	55	—	—	—	214	—	214
Restricted shares (Note 23):
- Value of employee services	—	—	—	6,084	—	—	—	—	—	—	6,084	—	6,084
- Vested	—	7,528	—	(6,145)	—	1,554	—	—	—	—	2,937	—	2,937
- Forfeited	—	—	—	—	—	30	(30)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(824)	824	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(22,123)	—	—	—	—	(4,119)	—	—	—	(26,242)	—	(26,242)
Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(1,084)	(1,084)
Balance at December 31, 2023	167,073	743,810	(603,861)	18,654	(17,124)	150,677	(8,062)	317,598	41,574	418,789	1,229,128	36,520	1,265,648
(*) Net of $7,337 of Income tax.
(**) Net of $(62,988) of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 24).
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows
for the years ended December 31, 2023, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2023	2022	2021
Cash flows from operating activities:
Profit for the year		226,721	108,606	130,717
Adjustments for:
Income tax expense	10	78,673	26,758	43,837
Depreciation	12	198,288	188,775	167,297
Amortization	15	1,730	2,265	1,631
Depreciation of right of use assets	13	74,085	63,339	49,199
(Gain) / loss from the disposal of other property items	8	(4,747)	(3,718)	387
Gain from the sale of farmland and other assets	8	(6,334)	—	—
Bargain purchase gain on acquisition		—	(10,107)	—
Net (gain) / loss from the fair value adjustment of Investment properties	8	(10,620)	2,961	4,331
Equity settled share-based compensation granted	7	8,581	10,227	6,406
(Gain) / loss from derivative financial instruments and forwards	8, 9	(8,605)	13,685	17,276
Interest, finance cost related to lease liabilities and other financial expense, net	9	16,428	83,130	75,610
Initial recognition and changes in fair value of non-harvested biological assets (unrealized)		17,663	(44,935)	(11,310)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(2,599)	(72)	4,001
Provision and allowances		654	999	1,146
Net (gain) / loss of inflation effects on the monetary items	9	(28,816)	2,144	(11,541)
Foreign exchange gains, net	9	(90,930)	(19,278)	(18,939)
Cash flow hedge – transfer from equity	9	36,863	40,195	52,650
Subtotal		507,035	464,974	512,698
Changes in operating assets and liabilities:
Decrease / (increase) in trade and other receivables		3,683	(60,753)	(40,449)
(Increase) / decrease in inventories		(12,410)	45,437	(102,815)
(Increase) / decrease in biological assets		(23,393)	(3,686)	7,597
Increase in other assets		(37)	(1,056)	(303)
Increase in derivative financial instruments		(11,181)	(9,661)	(29,319)
Decrease in trade and other payables		(43,925)	(64,502)	(1,499)
Increase in payroll and social security liabilities		15,674	7,681	4,874
Increase / (decrease) in provisions for other liabilities		803	(290)	74
Net cash generated from operating activities before taxes paid		436,249	378,144	350,858
Income tax paid		(1,342)	(8,118)	(2,196)
Net cash generated from operating activities	(a)	434,907	370,026	348,662

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows (Continued)
for the years ended December 31, 2023, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2023	2022	2021
Cash flows from investing activities:
Acquisition of business, net of cash and cash equivalents acquired	21	(3,193)	1,120	—
Purchases of property, plant and equipment	12	(241,623)	(217,776)	(199,295)
Purchase of cattle and non-current biological assets	16	(511)	(9,096)	(11,776)
Purchases of intangible assets	15	(1,291)	(3,350)	(1,934)
Interest received and others (*)	9	62,120	5,199	16,729
Proceeds from disposal of other property items		4,094	2,770	2,946
Proceeds from the sale of farmland and other assets	21	33,242	9,879	8,099
Proceeds from the sale of subsidiary	21	—	10,000	10,010
Acquisition of short-term investment	17	(106,897)	(98,010)	—
Disposals of short-term investment	17	142,507	—	—
Net cash used in investing activities	(b)	(111,552)	(299,264)	(175,221)

Cash flows from financing activities:
Proceeds from long-term borrowings	26	7,739	41,082	30,972
Payments of long-term borrowings	26	(24,105)	(14,012)	(108,425)
Proceeds from short-term borrowings	26	448,532	347,928	286,115
Payments of short-term borrowings	26	(420,276)	(192,648)	(328,463)
Interest paid	(c)	(55,476)	(44,788)	(53,587)
Borrowings prepayment related expenses		—	—	(3,068)
Proceeds from exercise of employee share options		214	2,124	—
(Payments) / Collections of derivatives financial instruments		(32)	118	2,370
Lease payments		(104,097)	(91,175)	(62,273)
Purchase of own shares		(26,242)	(36,844)	(66,463)
Dividends paid to non-controlling interest		—	(358)	(311)
Dividends paid to shareholders		(35,000)	(35,000)	—
Net cash used from financing activities	(d)	(208,743)	(23,573)	(303,133)
Net increase / (decrease) in cash and cash equivalents		114,612	47,189	(129,692)
Cash and cash equivalents at beginning of year	20	230,653	199,766	336,282
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	(5,484)	(16,302)	(6,824)
Cash and cash equivalents at end of year	20	339,781	230,653	199,766
(a) Includes (16,383), (38,043) and (30,666) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2023, 2022 and 2021, respectively.
(b) Includes (41,179), (83) and (4,694) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2023, 2022 and 2021, respectively.
(c) Includes (8,253), 77 and (1,109) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2023, 2022 and 2021, respectively.
(d) Includes 45,933, 45,359 and 41,238 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2023, 2022 and 2021, respectively.
(e) Includes 11,629, (7,233) and (5,878) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2023, 2022 and 2021, respectively.
(*) Includes 54,687 related to gains on bond arbitrage transactions (nil in 2022 and 12,708 in 2021) of which the combined effect of IAS 29 and 21 of the Argentine subsidiaries is 30,544, nil and (202) for 2023, 2022 and 2021, respectively.
For non-cash transactions, see Note 13 for Right of Use Assets and related to acquisition of subsidiaries, see Note 21.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group." The Group’s activities are carried out through two major lines of business, namely, Farming and Sugar, Ethanol and Energy. The Farming line of business is further comprised of three reportable segments, which are described in detail in Note 3 to these Consolidated Financial Statements.

Adecoagro is a Public Company listed in the New York Stock Exchange (NYSE) as a foreign registered company under the ticker symbol of AGRO.

These Consolidated Financial Statements have been approved for issue by the Board of Directors on March 12, 2024.

2.    Financial risk management

Risk management principles and processes

The Group’s activities are exposed to a variety of financial risks. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures.

The Group’s approach to the identification, assessment and mitigation of risk is carried out by a Risk and Commercial Committee, which focuses on timely and appropriate risk management.

The principal financial risks are related to raw material price, end-product price, exchange rate, interest rate, liquidity and credit risk. This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. These risks do not appear in any particular order of materiality or probability of occurrence.

Argentina currency status and macroeconomic outlook:

The Argentine subsidiaries of the Group operate in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties, both in national and international environments. Argentina’s annual inflation rate for the years ended December 31, 2023, 2022 and 2021 was 211.4%, 94.8% and 50.9%, respectively. The Group uses Argentina’s official exchange rate to account for transactions in Argentina, mainly affecting the farming business segment, which as of December 31, 2023, 2022 and 2021 was 808.45, 177.16 and 102.72, respectively, against the U.S. dollar. For the years ended December 31, 2023, 2022 and 2021, Argentina’s official exchange rate against the U.S. dollar increased 356.3%, 72.5% and 22.1%, respectively.

On December 10, 2023, a new government took office with the aim to boost a deregulation of the Argentine economy and other regulations. Certain regulations and/or restrictions have been eased and others remain in force, although it is expected that they will be lifted gradually. However, the scope and timing of the measures, including but not limited to the existing foreign exchange regulations remains uncertain as of the date of these Consolidated Financial Statements.

The Argentine Central Bank under prior administration, had implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market known as MULC (for its acronym in Spanish) for certain transactions. However, the performance of blue-chip swap transactions known as Contado con Liquidacion or CCL (for its acronym in Spanish) was an alternative lawful mechanism. The blue-chip swap transactions are capital markets

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
transactions that could be implemented in different ways, both for the inflow and outflow of funds. . The implicit exchange rate applicable to this type of transactions is higher with respect to the official foreign exchange rate.

The Company is permanently monitoring the evolution of the program to determine the possible impacts that these new measures could have on the Company’s business and financial position.

•Exchange rate risk

The Group’s cash flows, statement of income and statement of financial position are presented in U.S. Dollars and may be affected by fluctuations in exchange rates. Currency risks, as defined by IFRS 7, arise on account of monetary assets and liabilities being denominated in a currency that is not the functional currency.

A significant majority of the Group’s business activities is conducted in the functional currencies of the respective subsidiaries (primarily the Brazilian Reais and the Argentine Peso). However, the Group may transact in currencies other than the respective functional currencies, mainly the U.S. Dollar. As such, these subsidiaries may hold U.S. Dollar denominated monetary balances at each year-end as indicated in the tables below.

The Group’s net financial position exposure to the U.S. Dollar is managed on a case-by-case basis, partly by hedging certain expected cash flows with foreign exchange derivative contracts.

The following tables show the net monetary position of the respective subsidiaries within the Group categorized by functional currency. Non-U.S. Dollar amounts are presented in U.S. Dollars for purpose of these tables.

	2023
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(70,608)	—	—	(39)	(70,647)
Brazilian Reais	—	(575,933)	—	—	(575,933)
U.S. Dollar	(90,313)	(262,485)	19,226	82,423	(251,149)
Uruguayan Peso	—	—	(2,711)	—	(2,711)
Total	(160,921)	(838,418)	16,515	82,384	(900,440)

	2022
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(217,659)	—	—	—	(217,659)
Brazilian Reais	—	(481,232)	—	—	(481,232)
U.S. Dollar	(179,319)	(290,366)	22,810	26,745	(420,130)
Uruguayan Peso	—	—	(2,167)	—	(2,167)
Total	(396,978)	(771,598)	20,643	26,745	(1,121,188)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/(depreciation) of the U.S. Dollar against the Brazilian real respective functional currencies for the years ended December 31, 2023 and 2022 or the Uruguayan peso, or a 25% appreciation/(depreciation) of the U.S. Dollar against the Argentine peso. A portion of this effect would have been recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars (see Hedge Accounting - Cash Flow Hedge below for details).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

		Functional currency
Net monetary position		Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
2023	U.S. Dollar	(22,578)	(26,249)	1,923	(46,904)
2022	U.S. Dollar	(44,830)	(29,037)	2,281	(71,586)

The tables above only consider the effect of a hypothetical appreciation / depreciation of the U.S. Dollars on the Group’s net financial position. A hypothetical appreciation / depreciation of the U.S. Dollar against the functional currencies of the Group’s subsidiaries has historically had a positive / negative effect, respectively, on the fair value of the Group’s biological assets and the end prices of the Group’s agriculture produce, both of which are generally linked to the U.S. Dollar.

 Hedge Accounting Cash Flow Hedge

The Group formally documents and designates cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps, as needed.

Generally, the principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) are designated as hedging instruments. These instruments are exposed to foreign currency risks, mainly Brazilian Reais/U.S. Dollar related to operations in Brazil and Argentine Peso/U.S. Dollar in Argentina related to operations in Argentina. As of December 31, 2023, and 2022, approximately 4% of projected sales within those countries qualify as highly probable forecast transactions for hedge accounting purposes and are designated as hedged items.

The Group prepares formal documentation to support hedge designation, including an explanation of how the designation of the hedging relationship is aligned with the Group’s Risk Management Policy, identification of the hedging instrument, the hedged transactions, the nature of the risk being hedged and an analysis which demonstrates that the hedge is expected to be highly effective. The Group reassesses the prospective and retrospective effectiveness of the hedge on an ongoing basis comparing the foreign currency component of the carrying amount of the hedging instruments and of the highly probable future sales.

Under cash flow hedge accounting, the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments are not immediately recognized in profit or loss but are reclassified from equity to profit or loss in the periods when the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting the strategy in the Group’s Risk Management Policy.

Currently, based on the Group’s plans, it is expected that the cash flows will occur and affect profit or loss between 2024 and 2028.

For the year ended December 31, 2023, a pre-tax loss of US$7,319 (US$15,621 pre-tax loss in 2022 and US$ 10,565 loss in 2021) was recognized in other comprehensive income and an amount of US$49,737 loss (US$41,371 loss in 2022 and US$54,650 loss in 2021) was reclassified from equity to profit or loss within “Financial results, net”.

•Raw material price risk

Inflation in the costs of raw materials and goods and services from industry suppliers and manufacturers presents risks to project economics. A significant portion of the Group’s cost structure includes the cost of raw materials primarily seeds, fertilizers and agrochemicals, among others. Prices for these raw materials may vary significantly.

•End-product price risk

Prices for commodity products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agribusiness industry. The Group combines

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
different actions to minimize price risk. A percentage of crops are to be sold during and post-harvest period. The Group manages minimum and maximum prices for each commodity as well as gross margin per each crop as to decide when and how to sell. End-product price risks are hedged if economically viable and possible by entering into forward contracts with major trading houses or by using derivative financial instruments, consisting mainly of crops and sugar future contracts, but also includes occasionally put and call options. A movement in end-product futures prices would result in a change in the fair value of the end product hedging contracts. These fair value changes, after taxes, are recorded in the consolidated statement of income.

Contract positions are designed to ensure that the Group would receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Group has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Group does not expect any material losses as a result of counterparty defaults. The Group is also obliged to pay margin deposits and premiums for these instruments. These estimates represent only the sensitivity of the financial instruments to market risk and not the Group exposure to end product price risks as a whole, since the crops and cattle products sales are not financial instruments within the scope of IFRS 7 disclosure requirements.

Liquidity risk

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, and that borrowing facilities are not available to meet cash requirements. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and statement of financial position.

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources close oversight of cash flows projections, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. The Group's ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate available funding lines from high quality lenders; and reaching to have long-term financial facilities.

As of December 31, 2023, cash and cash equivalents of the Group totaled US$339.8 million.

The tables below analyzes the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables where discounting is not applied.

At December 31, 2023	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	163,873	528	82	398	164,881
Borrowings	254,162	83,359	723,250	2,013	1,062,784
Leases Liabilities	69,858	84,059	206,413	233,484	593,814
Derivative financial instruments	169	—	—	—	169
Total	488,062	167,946	929,745	235,895	1,821,648

At December 31, 2022	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	197,780	16,843	31	336	214,990
Borrowings	322,923	103,844	772,634	383	1,199,784
Leases Liabilities	67,181	80,986	168,565	185,910	502,642
Derivative financial instruments	2,961	96	—	—	3,057
Total	590,845	201,769	941,230	186,629	1,920,473

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
•Interest rate risk

The Group’s interest rate risk arises from long-term borrowings at floating rates, which expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group's borrowings is set out in Note 26.

The Group occasionally manages its cash flow interest rate risk exposure by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary debt holder. These analyses are performed after giving effect to interest rate swaps.

The analysis for the year ended December 31, 2023 and 2022 is as follows:

	2023
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	35,318	—	—	—	35,318
Brazilian Reais	—	14,575	—	—	14,575
U.S. Dollar	36,050	373,939	—	167,088	577,077
Subtotal fixed-rate borrowings	71,368	388,514	—	167,088	626,970
Variable rate:
Argentine Peso	51,460	—	—	—	51,460
Brazilian Reais	—	210,186	—	—	210,186
U.S. Dollar	16,333	—	—	—	16,333
Subtotal variable-rate borrowings	67,793	210,186	—	—	277,979
Total borrowings as per statement of financial position	139,161	598,700	—	167,088	904,949

	2022
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	195,982	—	—	—	195,982
Brazilian Reais	—	4,476	—	—	4,476
U.S. Dollar	62,051	388,350	—	149,884	600,285
Subtotal fixed-rate borrowings	258,033	392,826	—	149,884	800,743
Variable rate:
Brazilian Reais	—	188,801	—	—	188,801
U.S. Dollar	18,096	112	—	—	18,208
Subtotal variable-rate borrowings	18,096	188,913	—	—	207,009
Total borrowings as per statement of financial position	276,129	581,739	—	149,884	1,007,752

For the years ended December 31, 2023 and 2022, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit before income tax for the years would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	2023
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Argentine peso	(515)	—	—	—	(515)
Brazilian Reais	—	(2,102)	—	—	(2,102)
U.S. Dollar	(163)	—	—	—	(163)
Total effects on profit before income tax	(678)	(2,102)	—	—	(2,780)

	2022
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reias	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Brazilian Reais	—	(1,888)	—	—	(1,888)
U.S. Dollar	(181)	(1)	—	—	(182)
Total effects on profit before income tax	(181)	(1,889)	—	—	(2,070)

The sensitivity analysis has been determined assuming that the change in interest rates had occurred at the date of the statement of financial position and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The 100 basis point increase or decrease represents management's assessment of a reasonable possible change in those interest rates, which have the most impact on the Group, specifically the United States and Brazilian rates over the period until the next annual statement of financial position date.

•Credit risk

The Group’s exposure to credit risk mainly arise from the potential non-performance of contractual obligations by the parties, in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. The Group is also exposed to political and economic risk events, which may cause non-payment of foreign currency obligations to the Group.

The Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits.

The Group regularly sells to a large base of customers. The type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2023 and 2022, more than 73% and 71%, respectively, of the Group’s sales of crops were sold to 30 and 34 well-known customers (both multinational and local) with a good credit history with the Group. In the rice segment 79% and 74% of sales were sold to 90 and 79 well-known customers for the years ended December 31, 2023 and 2022, respectively. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 122 and 66 customers, which represented 100% of total sales of ethanol for the years ended December 31, 2023 and 2022, respectively. Approximately 79% and 100% of the Group’s sales of sugar were concentrated in 154 and 158 well-known traders for the years ended December 31, 2023 and 2022, respectively. For the years ended December 31, 2023 and 2022, 100% and 94% of energy sales were concentrated in 73 and 59 major customers, respectively. In the dairy segment, 54% and 62% of the sales were concentrated in 59 and 53 well-known customers for the years ended December 31, 2023 and 2022, respectively.

No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties. If any of the Group’s customers are independently rated, these ratings are used. Otherwise, the Group assesses the credit quality of the customer taking into account its financial position, past experience and other factors (see Note 17 for details). The Group may seek cash collateral, letter of credit or parent company guarantees, as

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
considered appropriate. Sales to customers are primarily made by credit with customary payment terms. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s exposure of credit risk arising from trade receivables is set out in Note 18.

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. As of December 31, 2023 and 2022, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of both December 31, 2023 and 2022, 5 banks (primarily Credit Agricole, Banco Itaú, Banco Galicia, Portfolio Personal Inversiones and FCI) accounted for more than 80% and 86%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2023, the Group invested in fixed-term bank deposits with mainly two banks (Banco do Brasil and Itaú), treasury bills and also entered into derivative contracts (currency forward). The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 20.

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty based on an analysis of that counterparty's relative credit standing. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty's obligations exceed the obligations with that counterparty.

The Group also entered into crop commodity futures traded in the established trading markets of Argentina and Brazil through well-rated brokers. Management does not expect any counterparty to fail to meet its obligations.

•Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or buy own shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total borrowings. During the year ended December 31, 2023, the strategy was to maintain the gearing ratio within 0.40 to 0.60, as follows:

	2023	2022
Total borrowings	904,949	1,007,752
Total equity	1,265,648	1,163,643
Total capital	2,170,597	2,171,395
Gearing ratio	0.42	0.46

•Derivative financial instruments

As part of its business operations, the Group may uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. As part of its strategy, the Group may enter into derivatives of (i) interest rate to manage the composition of floating and fixed rate debt; (ii) currency to manage exchange rate risk, and (iii) crop (future contracts and put and call options) to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to the Group’s contracts generally are large institutions with credit ratings equal to or higher than BBB+. The Group continually monitors the credit rating of such counterparties and seeks to limit its financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Group’s exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Group’s obligations to the counterparties.

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

▪ Futures / options

As of December 31, 2023:

	2023
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Soybean	3	518	(9)	(9)
Wheat	2	537	(12)	(12)
Sugar	157	79,404	8,678	8,586
OTC:
Sugar	112	55,696	5,141	5,250
Total	274	136,155	13,798	13,815
 As of December 31, 2022:

	2022
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	5	992	(193)	(193)
Soybean	34	12,696	(1,081)	(1,085)
Wheat	9	2,956	111	115
Sugar	99	3,437	(1,526)	(1,778)
Total	147	20,081	(2,689)	(2,941)
(*) Included in the line item “gain / (loss) from commodity derivative financial instruments” of Note 8.
(**) All quantities expressed either in tons or cubic meters, as applicable.
Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Floating-to-fixed interest rate swaps

In April 2022, one of the Group's subsidiaries in Brazil, Usina Monte Alegre (“UMA”) entered into a R$ 20 million loan with Itaú BBA. The loan bears interest at a fixed rate of 13.23% p.a. Concurrently, UMA entered into a swap agreement, to effectively convert the fixed-interest-rate loan into a variable-interest-rate loan denominated in CDI (an interbank floating interest rate in Reais), plus a fixed rate of 1.29%. The swap matures on March 24, 2024, mirroring the loan’s maturity date, and resulted in a recognition of non-significant losses in 2023.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

In December 2020, one of the Group's subsidiaries in Brazil, Adecoagro Vale do Ivinhema entered into an interest rate swap agreement with Itaú BBA for  an aggregate amount of US$400 million. Pursuant to this agreement, Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 4.24% per year and pays CDI (an interbank floating interest rate in Reais) plus 1.85% per year. This swap agreement expires semiannually until December, 2026. This agreement resulted in a recognition of a gain of US$4.2 million in 2023 and a loss of US$2.2 million in 2022.

▪Currency forward

The Group entered into several currency forward contracts with Brazilian banks, in order to hedge the fluctuation of the Brazilian Reais against the U.S. Dollar, for a total aggregate amount of US$ 3 million. The currency forward contracts maturity date is between January and April 2024. It resulted in the recognition of non-significant losses in 2023.

Also, the Group entered into several currency forward contracts to hedge the fluctuation of the U.S. Dollar against the Euro for a total notional amount of US$ 0.8 million. The currency forward contracts maturity date is June 2024 and resulted in the recognition of non-significant losses in 2023.

Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3.    Segment information

The Group is engaged in agricultural, manufacturing and land transformation activities. Our agricultural activities consist of harvesting certain agricultural products, including crops, rough rice, and sugarcane, for sale to third parties and for internal use as inputs in its various manufacturing processes, and producing fluid milk. The manufacturing activities consist of (i) selling manufactured products, including processed peanuts, sunflower rice, sugar, ethanol and energy, among others, (ii) in our milk facilities we produce UHT and UP milk, powder milk and semi-hard cheese, among others; and (iii) providing services, such as grain warehousing and conditioning and handling and drying services, among others. The land transformation activities consist of the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and implementing production technology and agricultural best practices on the Group’s farmlands to enhance yields and increase their value for potential realization through sale.

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

Effective for our year ended December 31, 2023, The Group’s CODM changed its internal reporting mainly to refine the way it views our farming business and its interaction with our overarching land transformation activities embedded within such farming business. Previously, The Group’s CODM reviewed the results of our land transformation strategy as a separate activity upon disposition of transformed farmlands and/or other rural properties, or the acquisition of an under-utilized land. As from the fourth quarter of 2023, The Group’s CODM started allocating any profit from disposition of a farmland or, a bargain purchase gain, as part of the farming activity where such farmland belongs. The CODM believes that this allocation better aligns the activities which were conducted to achieve the full growth potential of the land through the years with its ultimate realization of incremental value. Therefore, any profit on the realization of land transformation activities is now included in the respective farming business operating segment to which the disposed/acquired land belongs.

Also, The Group’s CODM started allocating the results of our minor cattle activities – which were previously reported as part of “all other segments” since they did not meet the quantitative thresholds for disclosure – to the farmland where the cattle is assigned. The Group maintains cattle as complementary to the farming activities rather than as a separate business itself. Cattle helps preserve the value and productive capacity of the farmlands, avoiding the growth of undesired weed.

These changes resulted in revisions to the financial information provided to The Group’s CODM on a recurring basis in their evaluation of our financial performance and the decision-making process. The Group’s CODM believes these changes

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
better reflect the performance of our reportable segments. Accordingly, the Group changed the segment reporting under IFRS 8 as further described below. Previously reported segment financial information was recast for the years ended December 31, 2022 and 2021 to reflect the new reportable segments’ structure.

Based on the foregoing, the Group operates in two major lines of business, namely, Farming and Sugar, Ethanol and Energy

•The ‘Farming’ is further comprised of three reportable segments:

•‘Crops’ Segment which consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanuts, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group’s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•‘Rice’ Segment which consists of planting, harvesting, processing and marketing of rice, and the genetic development of seeds.

•‘Dairy’ Segment which consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others.

•‘Sugar, Ethanol and Energy’ Segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity, in addition to biomethane and then marketed;

As further discussed in Note 32, the Group applies IAS 29 to its operations in Argentina. According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”. Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, which is our reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”. The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

However, the internal reporting reviewed by the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes discussed above. For segment reporting purposes, the segment results of Argentine operations for each reporting period were adjusted for inflation and translated into the reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 guidelines. In order to evaluate the segment’s performance, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the monthly US dollar average exchange rate. These converted amounts are not subsequently readjusted and reconverted as described under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the Group uses to translate results of operations from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole. The CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

For all the Group’s segments, the primary operating performance measure is “Profit or Loss from Operations” measured in accordance with the procedure outlined above. Total segment assets and liabilities are measured in a manner

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
consistent with that of the Consolidated Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

The following tables show a reconciliation of the reportable segments information reviewed by our CODM with the reportable segment information measured in accordance with IAS 29 and IAS 21 as per the Consolidated Financial Statements for all years presented. These tables do not include information for the Sugar, Ethanol and Energy reportable segment since this information is not affected by the application of IAS 29 and therefore there is no difference between the information reviewed by our CODM and the information included in the Consolidated Financial Statements:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2023:

	2023
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	216,912	(50,659)	166,253	256,347	(26,155)	230,192	246,875	(66,756)	180,119
Cost of goods and services rendered	(188,954)	45,075	(143,879)	(178,322)	8,064	(170,258)	(209,362)	54,889	(154,473)
Initial recognition and changes in fair value of biological assets and agricultural produce	(4,862)	(5,465)	(10,327)	(2,488)	(1,813)	(4,301)	14,086	(6,036)	8,050
Gain from changes in net realizable value of agricultural produce after harvest	2,730	(736)	1,994	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	25,826	(11,785)	14,041	75,537	(19,904)	55,633	51,599	(17,903)	33,696
General and administrative expenses	(14,779)	4,866	(9,913)	(15,709)	4,436	(11,273)	(10,411)	3,456	(6,955)
Selling expenses	(22,450)	6,336	(16,114)	(33,407)	6,958	(26,449)	(25,488)	8,312	(17,176)
Other operating income / (expense), net	20,006	(4,721)	15,285	7,470	(252)	7,218	1,872	(960)	912
Profit from Operations	8,603	(5,304)	3,299	33,891	(8,762)	25,129	17,572	(7,095)	10,477

Depreciation and amortization	(8,330)	2,909	(5,421)	(15,154)	4,342	(10,812)	(10,913)	3,852	(7,061)
Net (loss) / gain from Fair value adjustment of investment property	10,199	(650)	9,549	1,176	(105)	1,071	—	—	—

	2023
	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	—	—	—	1,442,441	(143,570)	1,298,871
Cost of goods and services rendered	—	—	—	(1,081,208)	108,028	(973,180)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	101,172	(13,314)	87,858
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	2,574	(736)	1,838
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	464,979	(49,592)	415,387
General and administrative expenses	(23,061)	6,473	(16,588)	(89,551)	19,231	(70,320)
Selling expenses	(305)	107	(198)	(150,805)	21,713	(129,092)
Other operating income / (expense), net	(309)	21	(288)	31,502	(5,912)	25,590
Profit from Operations	(23,675)	6,601	(17,074)	256,125	(14,560)	241,565

Depreciation and amortization	(1,275)	454	(821)	(211,575)	11,557	(200,018)
Net gain / (loss) from Fair value adjustment of investment property	—	—	—	11,375	(755)	10,620

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2022:

	2022
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	280,329	(2,578)	277,751	204,396	(195)	204,201	236,222	(1,210)	235,012
Cost of goods and services rendered	(257,925)	2,330	(255,595)	(160,047)	(379)	(160,426)	(204,924)	1,039	(203,885)
Initial recognition and changes in fair value of biological assets and agricultural produce	62,567	1,494	64,061	16,032	525	16,557	27,523	(266)	27,257
Gain from changes in net realizable value of agricultural produce after harvest	(21,495)	136	(21,359)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	63,476	1,382	64,858	60,381	(49)	60,332	58,821	(437)	58,384
General and administrative expenses	(13,312)	2	(13,310)	(15,487)	173	(15,314)	(10,378)	181	(10,197)
Selling expenses	(31,894)	212	(31,682)	(34,665)	229	(34,436)	(27,050)	76	(26,974)
Other operating income / (expense), net	463	(804)	(341)	(507)	(37)	(544)	(8)	(3)	(11)
Bargain purchase gain on acquisition	—	—	—	10,070	37	10,107	—	—	—
Profit from Operations	18,733	792	19,525	19,792	353	20,145	21,385	(183)	21,202

Depreciation and amortization	(8,017)	39	(7,978)	(12,215)	98	(12,117)	(10,075)	57	(10,018)
Net (loss) / gain from Fair value adjustment of investment property	(2,184)	(158)	(2,342)	(580)	(39)	(619)	—	—	—

	2022
	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	—	—	—	1,351,707	(3,983)	1,347,724
Cost of goods and services rendered	—	—	—	(1,078,737)	2,990	(1,075,747)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	214,188	1,753	215,941
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	(22,429)	136	(22,293)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	464,729	896	465,625
General and administrative expenses	(23,413)	(136)	(23,549)	(84,507)	220	(84,287)
Selling expenses	(257)	(1)	(258)	(144,031)	516	(143,515)
Other operating income / (expense), net	(136)	21	(115)	2,693	(823)	1,870
Bargain purchase gain on acquisition	—	—	—	10,070	37	10,107
Profit from Operations	(23,806)	(116)	(23,922)	248,954	846	249,800

Depreciation and amortization	22	(29)	(7)	(191,205)	165	(191,040)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	(2,764)	(197)	(2,961)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2021:

	2021
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	231,817	11,975	243,792	131,093	4,403	135,496	172,803	10,251	183,054
Cost of goods and services rendered	(206,018)	(10,216)	(216,234)	(109,805)	(2,348)	(112,153)	(149,738)	(8,339)	(158,077)
Initial recognition and changes in fair value of biological assets and agricultural produce	65,907	8,185	74,092	38,296	6,798	45,094	18,336	1,559	19,895
Gain from changes in net realizable value of agricultural produce after harvest	(10,163)	(1,221)	(11,384)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	81,543	8,723	90,266	59,584	8,853	68,437	41,401	3,471	44,872
General and administrative expenses	(10,356)	(834)	(11,190)	(8,981)	(876)	(9,857)	(4,715)	(541)	(5,256)
Selling expenses	(22,107)	(1,506)	(23,613)	(16,709)	(1,495)	(18,204)	(20,779)	(1,793)	(22,572)
Other operating income / (expense), net	237	(536)	(299)	(918)	(73)	(991)	(150)	(20)	(170)
Profit from Operations	49,317	5,847	55,164	32,976	6,409	39,385	15,757	1,117	16,874

Depreciation and amortization	(6,583)	(643)	(7,226)	(8,173)	(820)	(8,993)	(7,144)	(797)	(7,941)
Net (loss) / gain from Fair value adjustment of investment property	(2,832)	(350)	(3,182)	(1,052)	(97)	(1,149)	—	—	—

	2021
	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	—	—	—	1,097,723	26,629	1,124,352
Cost of goods and services rendered	—	—	—	(834,062)	(20,903)	(854,965)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	211,198	16,542	227,740
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	(11,658)	(1,221)	(12,879)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	463,201	21,047	484,248
General and administrative expenses	(22,119)	(1,908)	(24,027)	(65,635)	(4,159)	(69,794)
Selling expenses	(306)	(21)	(327)	(112,847)	(4,815)	(117,662)
Other operating income / (expense), net	103	(21)	82	(18,118)	(650)	(18,768)
Profit from Operations	(22,322)	(1,950)	(24,272)	266,601	11,423	278,024

Depreciation and amortization	(738)	(49)	(787)	(166,619)	(2,309)	(168,928)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	(3,884)	(447)	(4,331)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’

Segment analysis for the year ended December 31, 2023:

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Sales of goods and services rendered	216,912	256,347	246,875	720,134	722,307	—	1,442,441
Cost of goods sold and services rendered	(188,954)	(178,322)	(209,362)	(576,638)	(504,570)	—	(1,081,208)
Initial recognition and changes in fair value of biological assets and agricultural produce	(4,862)	(2,488)	14,086	6,736	94,436	—	101,172
Changes in net realizable value of agricultural produce after harvest	2,730	—	—	2,730	(156)	—	2,574
Margin on manufacturing and agricultural activities before operating expenses	25,826	75,537	51,599	152,962	312,017	—	464,979
General and administrative expenses	(14,779)	(15,709)	(10,411)	(40,899)	(25,591)	(23,061)	(89,551)
Selling expenses	(22,450)	(33,407)	(25,488)	(81,345)	(69,155)	(305)	(150,805)
Other operating income / (expense), net	20,006	7,470	1,872	29,348	2,463	(309)	31,502
Profit / (loss) from operations	8,603	33,891	17,572	60,066	219,734	(23,675)	256,125

Depreciation and amortization	(8,330)	(15,154)	(10,913)	(34,397)	(175,903)	(1,275)	(211,575)
Net gain from Fair value adjustment of investment property	10,199	1,176	—	11,375	—	—	11,375
Reverse of revaluation surplus derived from the disposals of assets before taxes	20,245	—	—	20,245	—	—	20,245
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	4,171	(1,002)	(12,655)	(9,486)	(15,393)	—	(24,879)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	(9,033)	(1,486)	26,741	16,222	109,829	—	126,051
Changes in net realizable value of agricultural produce after harvest (unrealized)	2,599	—	—	2,599	—	—	2,599
Changes in net realizable value of agricultural produce after harvest (realized)	131	—	—	131	(156)	—	(25)

Farmlands and farmland improvements, net	447,772	178,291	1,462	627,525	78,322	—	705,847
Machinery, equipment and other fixed assets, net	24,250	71,584	86,670	182,504	264,561	—	447,065
Bearer plants, net	753	—	—	753	375,089	—	375,842
Work in progress	10	291	5,584	5,885	14,926	—	20,811
Right of use assets	13,608	15,076	29	28,713	377,420	580	406,713
Investment property	29,192	4,172	—	33,364	—	—	33,364
Goodwill	6,095	3,704	—	9,799	4,510	—	14,309
Biological assets	55,545	32,843	23,191	111,579	116,458	—	228,037
Finished goods	33,407	9,306	9,927	52,640	126,971	—	179,611
Raw materials, stocks held by third parties and others	26,779	16,577	11,230	54,586	21,854	—	76,440
Total segment assets	637,411	331,844	138,093	1,107,348	1,380,111	580	2,488,039
Borrowings	44,692	(9,207)	84,557	120,042	604,827	180,080	904,949
Lease liabilities	12,341	13,475	57	25,873	352,238	399	378,510
Total segment liabilities	57,033	4,268	84,614	145,915	957,065	180,479	1,283,459

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment analysis for the year ended December 31, 2022

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Sales of goods and services rendered	280,329	204,396	236,222	720,947	630,760	—	1,351,707
Cost of goods sold and services rendered	(257,925)	(160,047)	(204,924)	(622,896)	(455,841)	—	(1,078,737)
Initial recognition and changes in fair value of biological assets and agricultural produce	62,567	16,032	27,523	106,122	108,066	—	214,188
Changes in net realizable value of agricultural produce after harvest	(21,495)	—	—	(21,495)	(934)	—	(22,429)
Margin on manufacturing and agricultural activities before operating expenses	63,476	60,381	58,821	182,678	282,051	—	464,729
General and administrative expenses	(13,312)	(15,487)	(10,378)	(39,177)	(21,917)	(23,413)	(84,507)
Selling expenses	(31,894)	(34,665)	(27,050)	(93,609)	(50,165)	(257)	(144,031)
Other operating income / (expense), net	463	(507)	(8)	(52)	2,881	(136)	2,693
Bargain purchase gain on acquisition	—	10,070	—	10,070	—	—	10,070
Profit / (loss) from operations	18,733	19,792	21,385	59,910	212,850	(23,806)	248,954

Depreciation and amortization	(8,017)	(12,215)	(10,075)	(30,307)	(160,920)	22	(191,205)
Net loss from Fair value adjustment of investment property	(2,184)	(580)	—	(2,764)	—	—	(2,764)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	2,071	3,327	(2,276)	3,122	35,232	—	38,354
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	60,496	12,705	29,799	103,000	72,834	—	175,834
Changes in net realizable value of agricultural produce after harvest (unrealized)	72	—	—	72	—	—	72
Changes in net realizable value of agricultural produce after harvest (realized)	(21,567)	—	—	(21,567)	(934)	—	(22,501)

Farmlands and farmland improvements, net	504,695	158,769	2,221	665,685	78,648	—	744,333
Machinery, equipment and other fixed assets, net	50,183	59,126	108,589	217,898	171,308	—	389,206
Bearer plants, net	1,057	—	—	1,057	351,670	—	352,727
Work in progress	9,018	29,462	22,325	60,805	18,284	—	79,089
Right of use assets	18,952	8,594	711	28,257	330,681	1,243	360,181
Investment property	27,757	5,573	—	33,330	—	—	33,330
Goodwill	8,932	5,427	—	14,359	4,185	—	18,544
Biological assets	72,843	54,125	30,045	157,013	109,431	—	266,444
Finished goods	37,539	13,659	12,825	64,023	88,693	—	152,716
Raw materials, stocks held by third parties and others	63,153	22,178	8,700	94,031	27,275	—	121,306
Total segment assets	794,129	356,913	185,416	1,336,458	1,180,175	1,243	2,517,876
Borrowings	41,493	113,133	138,241	292,867	587,865	127,020	1,007,752
Lease liabilities	18,234	8,281	623	27,138	310,162	680	337,980
Total segment liabilities	59,727	121,414	138,864	320,005	898,027	127,700	1,345,732

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the year ended December 31, 2021

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Sales of goods and services rendered	231,817	131,093	172,803	535,713	562,010	—	1,097,723
Cost of goods sold and services rendered	(206,018)	(109,805)	(149,738)	(465,561)	(368,501)	—	(834,062)
Initial recognition and changes in fair value of biological assets and agricultural produce	65,907	38,296	18,336	122,539	88,659	—	211,198
Changes in net realizable value of agricultural produce after harvest	(10,163)	—	—	(10,163)	(1,495)	—	(11,658)
Margin on manufacturing and agricultural activities before operating expenses	81,543	59,584	41,401	182,528	280,673	—	463,201
General and administrative expenses	(10,356)	(8,981)	(4,715)	(24,052)	(19,464)	(22,119)	(65,635)
Selling expenses	(22,107)	(16,709)	(20,779)	(59,595)	(52,946)	(306)	(112,847)
Other operating income / (expense), net	237	(918)	(150)	(831)	(17,390)	103	(18,118)
Profit / (loss) from operations	49,317	32,976	15,757	98,050	190,873	(22,322)	266,601

Depreciation and amortization	(6,583)	(8,173)	(7,144)	(21,900)	(143,981)	(738)	(166,619)
Net loss from Fair value adjustment of investment property	(2,832)	(1,052)	—	(3,884)	—	—	(3,884)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	21,428	5,992	(6,271)	21,149	(16,294)	—	4,855
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	44,479	32,304	24,607	101,390	104,953	—	206,343
Changes in net realizable value of agricultural produce after harvest (unrealized)	(4,001)	—	—	(4,001)	—	—	(4,001)
Changes in net realizable value of agricultural produce after harvest (realized)	(6,162)	—	—	(6,162)	(1,495)	—	(7,657)

Total reportable segments’ assets and liabilities are reconciled to total assets as per the statement of financial position as follows:

	2023	2022
Total reportable assets as per segment information	2,488,039	2,517,876
Intangible assets (excluding goodwill)	13,210	17,576
Deferred income tax assets	9,777	8,758
Trade and other receivables	218,115	228,378
Other assets	1,515	1,701
Derivative financial instruments	31,820	5,342
Short-term investment	62,637	98,571
Cash and cash equivalents	339,781	230,653
Total assets as per the statement of financial position	3,164,894	3,108,855

	2023	2022
Total reportable liabilities as per segment information	1,283,459	1,345,732
Trade and other payables	191,738	259,607
Deferred income tax liabilities	376,331	301,414
Payroll and social liabilities	38,927	31,545
Provisions for other liabilities	3,599	3,435
Current income tax liabilities	5,023	422
Derivative financial instruments	169	3,057
Total liabilities as per the statement of financial position	1,899,246	1,945,212

.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Non-current assets and revenues and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil, Uruguay and others.

As of and for the year ended December 31, 2023:

	Argentina	Brazil	Uruguay	Chile	Total
Property, plant and equipment	786,201	733,055	30,309	—	1,549,565
Investment property	33,364	—	—	—	33,364
Goodwill	9,799	4,510	—	—	14,309
Non-current portion of biological assets	23,706	—	—	—	23,706

Sales of goods and services rendered	402,205	401,051	632,165	7,020	1,442,441
Initial recognition and changes in fair value of biological assets and agricultural produce	6,469	94,436	267	—	101,172
Changes in net realizable value of agricultural produce after harvest	3,341	(156)	(611)	—	2,574

As of and for the year ended December 31, 2022:

	Argentina	Brazil	Uruguay	Chile	Total
Property, plant and equipment	914,444	620,065	30,846	—	1,565,355
Investment property	33,330	—	—	—	33,330
Goodwill	14,359	4,185	—	—	18,544
Non-current portion of biological assets	30,622	—	—	—	30,622

Sales of goods and services rendered	373,746	494,215	472,538	11,208	1,351,707
Initial recognition and changes in fair value of biological assets and agricultural produce	102,656	108,066	3,466	—	214,188
Changes in net realizable value of agricultural produce after harvest	(21,482)	(934)	(13)	—	(22,429)
As of and for the year ended December 31, 2021:

	Argentina	Brazil	Uruguay	Chile	Total
Sales of goods and services rendered	284,026	385,959	427,661	77	1,097,723
Initial recognition and changes in fair value of biological assets and agricultural produce	120,255	88,659	2,284	—	211,198
Changes in net realizable value of agricultural produce after harvest	(9,679)	(1,496)	(483)	—	(11,658)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	2023	2022	2021
Manufactured products and services rendered:
Ethanol	247,008	387,124	291,883
Sugar	419,858	188,769	208,365
Energy (*)	35,985	34,919	50,321
Peanut	63,646	63,041	60,939
Sunflower	8,301	14,948	11,282
Cotton	8,383	6,780	2,540
Rice (*)	199,746	188,263	127,272
Fluid milk (UHT)	74,402	76,596	62,875
Powder milk (*)	43,958	84,257	62,728
Other diary products (*)	35,385	37,648	28,834
Services	6,080	10,987	7,309
Rental income	1,210	841	615
Others	43,436	24,199	13,069
	1,187,398	1,118,372	928,032
Agricultural produce and biological assets:
Soybean	42,610	81,757	71,687
Corn	22,490	71,188	59,803
Wheat	7,984	19,915	27,349
Rice	—	3,994	—
Sunflower	7,095	9,885	6,167
Barley	2,826	4,175	1,684
Seeds	428	1,940	1,559
Raw milk	15,081	21,623	16,468
Cattle	3,542	5,039	3,111
Cattle for dairy	6,718	7,543	4,994
Others	2,699	2,293	3,498
	111,473	229,352	196,320
Total sales	1,298,871	1,347,724	1,124,352
(*) Includes sales of mwh of energy, tons rice and crops products produced by third parties for an amount of US$ 2.4 million, US$ 22.3 million and US$ 0.8 million respectively (December 31, 2022: sales of mwh of energy, tons rice and power milk US$ 2.3 million, US$ 0.9 million and US$ 1.3 million, respectively and December 31, 2021: sales of mwh of energy, tons rice and butter US$ 6.5 million, US$ 4.4 million and US$ 0.6 million, respectively).

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery of the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$73.5 million as of December 31, 2023 (2022: US$89.9 million; 2021: US$75.9 million) and comprised primarily of 9,225 thousand tons of sugar (US$ 5.2 million), 28,534 thousand m3 of ethanol (US$15.3 million), 539,712 thousand mwh of energy (US$27.6 million), 53,600 thousand tons of soybean (US$17.8 million), 17,208 thousand tons of wheat (US$4.2 million), and 16,155 thousand tons of corn (US$3.1 million) which expire between January and December 2024.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered

For the year ended December 31:

	2023
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of year (Note 19)	37,539	13,659	12,825	88,693	152,716
Cost of production of manufactured products (Note 6)	47,086	123,629	121,341	548,553	840,609
Purchases	4,361	22,594	3,170	1,011	31,136
Agricultural produce	115,893	18	15,081	9,736	140,728
Transfer to raw material	(49,108)	(5,714)	—	—	(54,822)
Direct agricultural selling expenses	9,214	—	—	—	9,214
Tax recoveries (i)	—	—	—	(25,767)	(25,767)
Changes in net realizable value of agricultural produce after harvest	1,994	—	—	(156)	1,838
Loss of idle capacity	—	—	—	3,861	3,861
Finished goods at the end of the year (Note 19)	(33,407)	(9,306)	(9,927)	(126,971)	(179,611)
Exchange differences	10,307	25,378	11,983	5,610	53,278
Cost of goods sold and services rendered	143,879	170,258	154,473	504,570	973,180

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

For the year ended December 31:

	2022
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of year	37,225	5,015	15,157	80,857	138,254
Cost of production of manufactured products (Note 6)	68,510	165,330	180,723	455,336	869,899
Purchases	10,528	1,866	1,285	856	14,535
Acquisition of subsidiaries	—	8,413	—	—	8,413
Agricultural produce	245,402	106	21,647	11,571	278,726
Transfer to raw material	(75,158)	(6,549)	—	—	(81,707)
Direct agricultural selling expenses	25,623	—	—	—	25,623
Tax recoveries (i)	—	—	—	(17,800)	(17,800)
Changes in net realizable value of agricultural produce after harvest	(21,359)	—	—	(934)	(22,293)
Loss of idle capacity	—	—	—	7,507	7,507
Finished goods at the end of the year (Note 19)	(37,539)	(13,659)	(12,825)	(88,693)	(152,716)
Exchange differences	2,363	(96)	(2,102)	7,141	7,306
Cost of goods sold and services rendered	255,595	160,426	203,885	455,841	1,075,747
(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered (continued)

For the year ended December 31:

	2021
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of year	30,267	5,970	6,489	34,315	77,041
Cost of production of manufactured products (Note 6)	59,590	124,304	158,083	415,408	757,385
Purchases	26,880	569	—	4,860	32,309
Agricultural produce	227,791	108	16,468	10,944	255,311
Transfer to raw material	(73,068)	(7,240)	—	—	(80,308)
Direct agricultural selling expenses	22,642	—	—	—	22,642
Tax recoveries (i)	—	—	—	(19,423)	(19,423)
Changes in net realizable value of agricultural produce after harvest	(11,384)	—	—	(1,495)	(12,879)
Loss of idle capacity	—	—	—	14,270	14,270
Finished goods at the end of the year (Note 19)	(37,225)	(5,015)	(15,157)	(80,857)	(138,254)
Exchange differences	(29,259)	(6,543)	(7,806)	(9,521)	(53,129)
Cost of goods sold and services rendered	216,234	112,153	158,077	368,501	854,965

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The statement of income is presented under the function of expense method. Under this method, expenses are classified according to their function as “cost of goods sold and services rendered," “general and administrative expenses” and “selling expenses”.

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended December 31, 2023:

	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,549	10,541	7,733	47,050	67,873	30,581	8,899	107,353
Raw materials and consumables	293	818	19,361	7,878	28,350	—	—	28,350
Depreciation and amortization	3,087	4,514	3,153	131,536	142,290	14,632	1,166	158,088
Depreciation of right of use assets	—	32	350	9,402	9,784	7,837	208	17,829
Fuel, lubricants and others	139	665	1,338	37,707	39,849	572	251	40,672
Maintenance and repairs	724	2,550	1,490	32,594	37,358	1,377	583	39,318
Freights	80	5,662	1,921	106	7,769	—	57,629	65,398
Export taxes / selling taxes	—	—	—	—	—	—	29,910	29,910
Export expenses	—	—	—	—	—	—	11,550	11,550
Contractors and services	2,013	2,705	214	11,313	16,245	—	—	16,245
Energy transmission	—	—	—	—	—	—	2,621	2,621
Energy power	817	2,291	1,693	776	5,577	342	66	5,985
Professional fees	38	71	69	1,105	1,283	8,553	1,725	11,561
Other taxes	12	160	102	4,232	4,506	582	23	5,111
Contingencies	—	—	—	—	—	988	—	988
Lease expense and similar arrangements	127	523	145	—	795	975	567	2,337
Third parties raw materials	3,838	35,289	47,336	31,969	118,432	—	—	118,432
Tax recoveries	—	—	—	(74)	(74)	—	—	(74)
Others	552	1,396	1,498	6,091	9,537	3,881	13,894	27,312
Subtotal	14,269	67,217	86,403	321,685	489,574	70,320	129,092	688,986
Own agricultural produce consumed	32,817	56,412	34,938	226,868	351,035	—	—	351,035
Total	47,086	123,629	121,341	548,553	840,609	70,320	129,092	1,040,021

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2022:

	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	4,216	12,362	11,627	35,890	64,095	39,347	9,472	112,914
Raw materials and consumables	367	367	29,317	14,094	44,145	—	—	44,145
Depreciation and amortization	4,463	3,814	4,007	123,960	136,244	18,109	1,408	155,761
Depreciation of right of use assets	—	115	971	7,475	8,561	7,702	99	16,362
Fuel, lubricants and others	239	249	1,886	38,813	41,187	712	340	42,239
Maintenance and repairs	1,264	3,320	1,856	22,674	29,114	1,718	741	31,573
Freights	519	9,319	2,862	75	12,775	—	57,913	70,688
Export taxes / selling taxes	—	—	—	—	—	—	39,202	39,202
Export expenses	—	—	—	—	—	—	17,963	17,963
Contractors and services	2,218	720	569	7,044	10,551	—	—	10,551
Energy transmission	—	—	—	—	—	—	3,053	3,053
Energy power	1,577	3,172	3,189	733	8,671	373	89	9,133
Professional fees	59	86	110	837	1,092	8,337	802	10,231
Other taxes	25	117	110	2,775	3,027	852	63	3,942
Contingencies	—	—	—	—	—	568	—	568
Lease expense and similar arrangements	178	682	197	—	1,057	1,153	271	2,481
Third parties raw materials	8,270	23,934	75,674	13,693	121,571	—	—	121,571
Tax recoveries	—	—	—	(556)	(556)	—	—	(556)
Others	1,335	2,736	1,269	4,322	9,662	5,416	12,099	27,177
Subtotal	24,730	60,993	133,644	271,829	491,196	84,287	143,515	718,998
Own agricultural produce consumed	43,780	104,337	47,079	183,507	378,703	—	—	378,703
Total	68,510	165,330	180,723	455,336	869,899	84,287	143,515	1,097,701

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2021:

	Cost of production of manufactured products (Note 5)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total	General and Administrative Expenses	Selling Expenses	Total
Salaries, social security expenses and employee benefits	3,651	6,841	9,268	27,072	46,832	30,727	7,221	84,780
Raw materials and consumables	578	373	24,755	13,036	38,742	—	—	38,742
Depreciation and amortization	3,930	2,692	3,590	108,709	118,921	14,280	1,304	134,505
Depreciation right-of-use and other leases	—	102	602	5,700	6,404	7,173	49	13,626
Fuel, lubricants and others	336	89	1,730	24,747	26,902	854	279	28,035
Maintenance and repairs	1,341	1,851	1,779	16,797	21,768	1,956	800	24,524
Freights	644	8,154	2,377	607	11,782	—	38,970	50,752
Export taxes / selling taxes	—	—	—	—	—	—	43,509	43,509
Export expenses	—	—	—	—	—	—	11,745	11,745
Contractors and services	2,587	235	260	6,758	9,840	—	—	9,840
Energy transmission	—	—	—	—	—	—	2,347	2,347
Energy power	1,276	1,501	2,544	839	6,160	335	85	6,580
Professional fees	78	84	140	692	994	7,600	815	9,409
Other taxes	23	92	118	3,049	3,282	582	62	3,926
Contingencies	—	—	—	—	—	855	—	855
Lease expense and similar arrangements	162	319	257	—	738	1,863	251	2,852
Third parties raw materials	2,804	2,852	62,737	15,240	83,633	—	—	83,633
Tax recoveries	—	—	—	(1,546)	(1,546)	—	—	(1,546)
Others	962	5,273	2,166	2,636	11,037	3,569	10,225	24,831
Subtotal	18,372	30,458	112,323	224,336	385,489	69,794	117,662	572,945
Own agricultural produce consumed	41,218	93,846	45,760	191,072	371,896	—	—	371,896
Total	59,590	124,304	158,083	415,408	757,385	69,794	117,662	944,841

7.    Salaries and social security expenses

	2023	2022	2021
Wages and salaries (i)	127,113	132,010	101,818
Social security costs	41,404	36,932	30,296
Equity-settled share-based compensation	8,581	10,227	6,406
	177,098	179,169	138,520
(i)Includes US$35,007, US$30,014 and US$25,105, capitalized in Property, Plant and Equipment for the years 2023, 2022 and 2021, respectively.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.    Other operating income / (expense), net

	2023	2022	2021
Gain / (loss) from commodity derivative financial instrument	6,913	(6,842)	(15,990)
Gain / (loss) from disposal of other property items	4,747	3,718	(387)
Net gain / (loss) from fair value adjustment of investment property	10,620	(2,961)	(4,331)
Gain from disposal of farmland and other assets (Note 21)	6,334	—	—
Others	(3,024)	7,955	1,940
	25,590	1,870	(18,768)

9.    Financial results, net

	2023	2022	2021
Finance income:
- Interest income	7,134	5,781	4,081
- Foreign exchange gains, net	90,930	19,278	18,939
- Gain from interest rate/foreign exchange rate derivative financial instruments	3,501	—	512
- Other income	55,535	249	13,138
Finance income	157,100	25,308	36,670

Finance costs:
- Interest expense	(31,906)	(50,037)	(62,536)
- Finance cost related to lease liabilities	(40,203)	(31,113)	(16,502)
- Cash flow hedge – transfer from equity (Note 2)	(36,863)	(40,195)	(52,650)
- Taxes	(5,473)	(4,862)	(7,073)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(2,384)	—
- Borrowings prepayment related expenses (Brazilian subsidiaries)	—	—	(3,068)
-Finance discount	—	—	(3,741)
- Other expenses	(7,642)	(9,009)	(6,111)
Finance costs	(122,087)	(137,600)	(151,681)
Other financial results - Net gain / (loss) of inflation effects on monetary items	28,816	(2,144)	11,541
Total financial results, net	63,829	(114,436)	(103,470)

10.    Taxation

Adecoagro is subject to the applicable general tax regulations in Luxembourg.

The Group’s income tax has been calculated on the estimated assessable taxable results for the year at the rates prevailing in the respective foreign tax jurisdictions. The subsidiaries of the Group are required to calculate their income taxes on a separate basis according to the rules and regulations of the jurisdictions where they operate. Therefore, the Group is not legally permitted to compensate subsidiaries’ losses against subsidiaries’ income. The details of the provision for the Group’s consolidated income tax are as follows:

	2023	2022	2021
Current income tax	4,570	(4,655)	(4,338)
Deferred income tax	(83,243)	(22,103)	(39,499)
Income tax expense	(78,673)	(26,758)	(43,837)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina (i)	35%
Brazil	34%
Uruguay	25%
Spain	25%
Luxembourg	24.94%
Chile	27%

(i) In June 2021, the Argentine Government introduced changes to the income tax laws whereby it established an increasing rate scheme starting at 25% up to 35% for income tax gains over Argentine Pesos 143 million (US$ 0.2 million). The revised scheme was effective as from fiscal year 2021. It also established a 7% withholding tax for dividends.

Deferred tax assets and liabilities of the Group as of December 31, 2023 and 2022, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2023	2022
Deferred income tax asset to be recovered after more than 12 months	36,028	127,878
Deferred income tax asset to be recovered within 12 months	43,337	17,862
Deferred income tax assets	79,365	145,740

Deferred income tax liability to be settled after more than 12 months	(427,360)	(371,047)
Deferred income tax liability to be settled within 12 months	(18,559)	(67,349)
Deferred income tax liability	(445,919)	(438,396)
Deferred income tax liability, net	(366,554)	(292,656)

The gross movement on the deferred income tax account is as follows:

	2023	2022
Beginning of year	(292,656)	(255,527)
Exchange differences	69,707	(30,187)
Changes of fair value valuation for farmlands	(62,988)	25,307
Acquisition of subsidiary (Note 21)	—	(1,562)
Disposal of farmland	10,492	—
Others	632	(1,247)
Tax credit relating to cash flow hedge (i)	(8,498)	(7,337)
Income tax expense	(83,243)	(22,103)
End of year	(366,554)	(292,656)

(i) Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$7,319 for the year ended December 31, 2023 (2022: US$15,621; 2021: US$46,145); net of the reclassification from Equity to the Income Statement of US$ 49,737 for the year ended December 31, 2023 (2022: US$ 40,388; 2021: US$26,031).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Investment property	Biological assets	Others	Total
At January 1, 2022	355,158	9,881	11,259	8,757	385,055
Charged / (credited) to the statement of income	20,354	(2,181)	18,105	232	36,510
Farmlands revaluation	(25,307)	—	—	—	(25,307)
Acquisition of subsidiary	1,562	—	—	—	1,562
Exchange differences	37,379	1,279	1,097	821	40,576
At December 31, 2022	389,146	8,979	30,461	9,810	438,396
Charged / (credited) to the statement of income	18,229	9,760	(2,984)	12,460	37,465
Farmlands revaluation	62,988	—	—	—	62,988
Acquisition of subsidiaries	(10,492)	—	—	—	(10,492)
Exchange differences	(75,928)	(2,851)	(4,097)	438	(82,438)
At December 31, 2023	383,943	15,888	23,380	22,708	445,919

Deferred income tax assets	Provisions	Tax loss carry forwards	Equity-settled share-based compensation	Borrowings	Biological assets	Others	Total
At January 1, 2022	9,279	81,557	4,822	34,797	66	(993)	129,528
(Credited) / charged to the statement of income	(3,900)	29,087	—	(11,115)	(66)	401	14,407
Tax charge relating to cash flow hedge	—	(7,337)	—	—	—	—	(7,337)
Exchange differences	1,243	6,888	—	2,250	—	8	10,389
Others	—	—	(1,247)	—	—	—	(1,247)
At December 31, 2022	6,622	110,195	3,575	25,932	—	(584)	145,740
Charged / (credited) to the statement of income	1,064	(29,585)	—	(26,696)	3,242	6,197	(45,778)
Tax charge relating to cash flow hedge	—	(8,498)	—	—	—	—	(8,498)
Exchange differences	3,752	(15,011)	—	1,137	(3,242)	633	(12,731)
Others	—	—	440	—	—	192	632
At December 31, 2023	11,438	57,101	4,015	373	—	6,438	79,365

Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil and Luxembourg do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax loss carry forward up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible
.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

As of December 31, 2023, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Jurisdiction	Tax loss carry forward	Expiration period
Argentina (1)	22,158	5 years
Brazil	135,479	No expiration date.
Uruguay	5,173	5 years
Luxembourg	16,866	No expiration date.

(1) As of December 31, 2023, the aging of the determination tax loss carry forward in Argentina is as follows:

Year of generation	Amount
2019	426
2020	768
2021	16
2022	18,856
2023	2,092

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rates applicable to profits in the respective countries as follows:

	2023	2022	2021
Tax calculated at the tax rates applicable to profits in the respective countries	(103,860)	(43,827)	(54,291)
Non-deductible items	(1,616)	(1,921)	(3,459)
Effect of the changes in the statutory income tax rate in Argentina	1,280	(2,237)	(31,962)
Unused tax losses	—	—	482
Tax losses where no deferred tax asset was recognized	(706)	(107)	—
Non-taxable income	19,994	16,879	13,604
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	38,646	19,419	38,121
Effect of IAS 29 and tax adjustment per inflation in Argentina	(29,526)	(18,195)	(6,402)
Others	(2,885)	3,231	70
Income tax expense	(78,673)	(26,758)	(43,837)

(1) 2023 includes 37,151 of adjustment by inflation of tax loss carryforwards in Argentina (16,044 in 2022).

Tax Inflation Adjustment in Argentina

Laws 27,430, 27,468 and 27,541 introduced several amendments to the income tax inflation adjustments provided by the Income Tax Law. According to these provisions, and effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the Income Tax Law shall be applicable in fiscal years in which the variation of IPC price index, accumulated in the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%. As from its effectiveness, this procedure is applicable because the variation of the IPC reached the prescribed limits.

However, Section 39 of Law No. 24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992 to certain items, such as, fixed assets, inventory, and tax loss carryforwards, among others.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its verdict in the "Candy" case July 3,

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

2009 in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011, 2012 and 2014 fiscal years in the cases brought by “Distribuidora Gas del Centro” (10/14/14, 06/02/15, 10/04/16 and 06/25/19), among others, enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

The Company believes that the lack of application of the income tax inflation adjustment is confiscatory. Accordingly, based on the precedents and the opinion of external and internal tax advisors, the Company has adjusted all items for inflation including those suspended by Section 39 of Law 24,073 as described above. The net effect of the inflation adjustment resulted in a deferred tax asset of US$121.9 million as of December 31, 2023, of which US$ 104,172 has already been applied.

The application of local tax laws require interpretation, and accordingly involves the application of judgement and is open to challenge by the relevant tax authorities. This gives rise to a level of uncertainty. Provisions for uncertain tax positions are established in accordance with IFRIC 23 based on an assessment of the range of likely tax outcomes in open years and reflecting the strength of technical arguments. Amounts are provided for individual tax uncertainties based on management’s assessment of whether the most likely amount or an expected amount based on a probability weighted methodology is the more appropriate predicter of amounts that the Company is ultimately expected to settle. When making this assessment, the Company utilizes specialist in-house tax knowledge and experience and takes into consideration specialist tax advice from third party advisers on specific items. The Company has not provided any amount in this case based on its belief that it has solid arguments to support its position.

OECD Pillar Two model rules

The Group is within the scope of the OECD (Organization for Economic Cooperation and Development) Pillar Two model rules (the Global Anti-base Erosion rules or GloBE). Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the company is incorporated, and came into effect from January 2024. Since the Pillar Two legislation was not effective at the reporting date, the group has no related current tax exposure. The group applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

Under Pillar Two, the Group is liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate. All jurisdictions within the group have an effective tax rate that exceeds 15%, except for Uruguay. Although Uruguay may have a rate below 15%, we estimate that the impact would not be significant.

Due to the complexities in applying the legislation and calculating GloBE income, the quantitative impact of the enacted or substantively enacted legislation is not yet reasonably estimable. Therefore, even for those jurisdictions with an accounting effective tax rate above 15%, there might still be Pillar Two tax implications. The group is currently engaged with tax specialists to assist it with applying the legislation.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares in issue during the period excluding ordinary shares held as treasury shares (Note 23).

	2023	2022	2021
Profit from operations attributable to equity holders of the Group	226,291	108,138	130,669
Weighted average number of shares in issue (thousands)	107,092	110,079	115,148
Basic earnings per share	2.113	0.982	1.135

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted units. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. During 2023, the share options outstanding average were 401 thousands (2022: 361 thousands; 2021: 466 thousands) share options outstanding.

	2023	2022	2021
Profit from operations attributable to equity holders of the Group	226,291	108,138	130,669
Weighted average number of shares in issue (thousands)	107,092	110,079	115,148
Adjustments for:
- Employee share options and restricted units (thousands)	401	361	466
Weighted average number of shares for diluted earnings per share (thousands)	107,493	110,440	115,614
Diluted earnings per share	2.105	0.979	1.130

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment, net

Changes in the Group’s property, plant and equipment, net in 2023 and 2022 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At January 1, 2022
Fair value for farmlands / Cost	711,261	42,438	435,193	803,193	730,762	48,412	81,368	2,852,627
Accumulated depreciation	—	(25,859)	(227,514)	(720,010)	(435,780)	(20,841)	—	(1,430,004)
Net book amount	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623
At December 31, 2022
Opening net book amount	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623
Exchange differences	88,546	1,518	16,237	19,580	15,447	1,389	9,149	151,866
Additions	—	—	13,489	62,637	112,614	3,318	41,960	234,018
Revaluation surplus	(72,216)	—	—	—	—	—	—	(72,216)
Acquisition of subsidiaries	—	—	21,331	—	—	—	—	21,331
Transfers	—	2,192	41,167	10,198	—	(169)	(53,388)	—
Disposals	—	—	(953)	(2,278)	—	(103)	—	(3,334)
Reclassification to non-income tax credits (*)	—	—	—	(158)	—	—	—	(158)
Depreciation	—	(3,547)	(30,570)	(81,950)	(70,316)	(2,392)	—	(188,775)
Closing net book amount	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At December 31, 2022
Fair value for farmlands / Cost	727,591	46,148	526,464	893,172	858,823	52,846	79,089	3,184,133
Accumulated depreciation	—	(29,406)	(258,084)	(801,960)	(506,096)	(23,232)	—	(1,618,778)
Net book amount	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355
Year ended December 31, 2023
Opening net book amount	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355
Exchange differences	(197,377)	(4,029)	(43,653)	97,152	(46,372)	(21,835)	(21,863)	(237,977)
Additions	—	—	15,165	71,100	144,777	2,635	29,252	262,929
Revaluation surplus	188,879	—	—	—	—	—	—	188,879
Transfers	(33)	1,307	33,405	22,032	8,939	17	(65,667)	—
Disposals	(24,858)	—	(3,404)	(2,745)	—	(33)	—	(31,040)
Reclassification to non-income tax credits (*)	—	—	—	(293)	—	—	—	(293)
Depreciation	—	(2,375)	(28,737)	(81,463)	(84,229)	(1,484)	—	(198,288)
Closing net book amount	694,202	11,645	241,156	196,995	375,842	8,914	20,811	1,549,565
At December 31, 2023
Fair value for farmlands / Cost	694,202	43,426	527,977	1,080,418	966,167	33,630	20,811	3,366,631
Accumulated depreciation	—	(31,781)	(286,821)	(883,423)	(590,325)	(24,716)	—	(1,817,066)
Net book amount	694,202	11,645	241,156	196,995	375,842	8,914	20,811	1,549,565

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2023 and 2022, ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) tax credits were reclassified to trade and other receivables.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment, net (continued)

Depreciation is calculated using the straight-line method to allocate their cost over the estimated useful lives. Farmlands are not depreciated.

Farmland improvements	5-25
Buildings and facilities	20
Furniture and fittings	10
Computer equipment	3-5
Machinery and equipment	4-10
Vehicles	4-5
Bearer plants	6 - based on productivity
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Farmlands are measured at fair value using a sales comparison approach. prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant assumption being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the sales price for the year ended December 31, 2023 would have reduced the value of the farmlands on US$69.4 million (2022: US$72.8 million), which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity. Should farmlands be carried at historical cost, the net book value as of December 31, 2023 would have been US$197.5 million.

Depreciation charges are included in “Cost of production of Biological Assets," “Cost of production of manufactured products,”“General and administrative expenses,”“Selling expenses” and capitalized in “Property, plant and equipment” for the years ended December 31, 2023, 2022 and 2021.

During the year ended December 31, 2023, borrowing costs of US$4.2 million (2022:US$3.3 million) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 217.8 million as of December 31, 2023 (2022: US$345.3 million).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Right of use assets, net

    Changes in the Group’s right of use assets, net in 2023 and 2022 were as follows:

	Agricultural partnerships (*)	Others	Total
At January 1, 2022
Opening net book amount	235,971	24,805	260,776
Exchange differences	13,223	1,593	14,816
Additions and re-measurements	140,724	7,204	147,928
Depreciation	(56,356)	(6,983)	(63,339)
Closing net book amount	333,562	26,619	360,181

At December 31, 2023
Opening net book amount	333,562	26,619	360,181
Exchange differences	19,095	1,074	20,169
Additions and re-measurements	95,386	5,062	100,448
Depreciation	(63,195)	(10,890)	(74,085)
Closing net book amount	384,848	21,865	406,713

    (*) Agricultural partnership has an average term of 6 years.

Depreciation charges are included in “Cost of production of Biological Assets,”“Cost of production of manufactured products,”“General and administrative expenses,”“Selling expenses” and capitalized in “Property, plant and equipment” for the year ended December 31, 2023, 2022 and 2021.

14.    Investment property

Changes in the Group’s investment property in 2023 and 2022 were as follows:

	2023	2022
Beginning of the year	33,330	32,132
Net gain/(loss) from fair value adjustment (Note 8)	10,620	(2,961)
Exchange difference	(10,586)	4,159
End of the year	33,364	33,330
Fair value	33,364	33,330
Net book amount	33,364	33,330

Investment properties are measured at fair value using a sales comparison approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant assumption being the price per hectare (Level 3). The increase/decrease in the fair value of investment property is recognized in the Statement of income under the line item “Other operating income, net”. The Group estimated that, other factors being constant, a 10% reduction on the sales price for the period ended December 31, 2023 and 2022 would have caused a reduction of US$3.3 million and US$3.3 million respectively in the value of the investment properties, which would impact the line item “Net gain from fair value adjustment”.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Intangible assets, net

Changes in the Group’s intangible assets, net in 2023 and 2022 were as follows:

	Goodwill	Software	Trademarks	Others	Total
At January 1, 2022
Cost	16,626	14,217	10,525	510	41,878
Accumulated amortization	—	(7,732)	(2,334)	(475)	(10,541)
Net book amount	16,626	6,485	8,191	35	31,337
Year ended December 31, 2022
Opening net book amount	16,626	6,485	8,191	35	31,337
Exchange differences	1,918	732	900	1	3,551
Additions	—	2,306	423	768	3,497
Amortization charge (i)	—	(1,781)	(413)	(71)	(2,265)
Closing net book amount	18,544	7,742	9,101	733	36,120
At December 31, 2021
Cost	18,544	17,255	11,848	1,279	48,926
Accumulated amortization	—	(9,513)	(2,747)	(546)	(12,806)
Net book amount	18,544	7,742	9,101	733	36,120
Year ended December 31, 2023
Opening net book amount	18,544	7,742	9,101	733	36,120
Exchange differences	(4,235)	(1,631)	(2,354)	58	(8,162)
Additions	—	1,284	—	7	1,291
Amortization charge (i)	—	(1,353)	(316)	(61)	(1,730)
Closing net book amount	14,309	6,042	6,431	737	27,519
At December 31, 2023
Cost	14,309	16,908	9,494	1,344	42,055
Accumulated amortization	—	(10,866)	(3,063)	(607)	(14,536)
Net book amount	14,309	6,042	6,431	737	27,519

(i)Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the years ended December 31, 2023 and 2022, respectively. There were no impairment charges for any of the years presented (see Note 32 (a)).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets

Changes in the Group’s biological assets in 2023 and 2022 were as follows:

	2023
	Crops (ii)	Rice (ii)	Dairy	Sugarcane (ii)	Total
Beginning of the year	72,843	54,125	30,045	109,431	266,444
Increase due to purchases	369	142	—	—	511
Initial recognition and changes in fair value of biological assets (i)	(10,327)	(4,301)	8,050	94,436	87,858
Decrease due to harvest / disposals	(116,007)	(58,110)	(57,262)	(245,325)	(476,704)
Costs incurred during the year	130,965	57,990	51,901	146,592	387,448
Exchange differences	(22,298)	(17,003)	(9,543)	11,324	(37,520)
End of the year	55,545	32,843	23,191	116,458	228,037

	2022
	Crops (ii)	Rice (ii)	Dairy	Sugarcane (ii)	Total
Beginning of the year	60,615	44,257	18,979	71,327	195,178
Increase due to purchases	3,028	704	—	—	3,732
Acquisition of subsidiary	—	1,676	—	—	1,676
Initial recognition and changes in fair value of biological assets (i)	64,061	16,557	27,257	108,066	215,941
Decrease due to harvest / disposals	(245,660)	(81,424)	(79,474)	(202,298)	(608,856)
Costs incurred during the year	181,163	68,432	60,826	128,308	438,729
Exchange differences	9,636	3,923	2,457	4,028	20,044
End of the year	72,843	54,125	30,045	109,431	266,444

(i) Biological asset with a production cycle of more than one year (that is dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$15,795 for the year ended December 31, 2023 (2022: US$26,978). In 2023, an amount of US$3,999 (2022: US$4,653) was attributable to price changes, and an amount of US$11,796 (2022: US$22,325) was attributable to physical changes.
(ii) Biological assets that are measured at fair value within level 3 of the hierarchy.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production for the year ended December 31, 2023:

	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,572	10,333	7,280	13,553	34,738
Depreciation and amortization	—	—	—	5,192	5,192
Depreciation of right of use assets	—	—	—	56,256	56,256
Fertilizers, agrochemicals and seeds	63,742	17,333	—	49,125	130,200
Fuel, lubricants and others	860	979	903	3,924	6,666
Maintenance and repairs	1,958	6,351	3,175	3,494	14,978
Freights	1,534	473	109	—	2,116
Contractors and services	30,694	17,447	—	10,731	58,872
Feeding expenses	1,578	189	23,711	—	25,478
Veterinary expenses	126	65	2,334	—	2,525
Energy power	29	1,847	1,339	—	3,215
Professional fees	282	287	219	393	1,181
Other taxes	480	142	148	52	822
Lease expense and similar arrangements	24,536	1,547	—	2,100	28,183
Others	867	925	487	1,772	4,051
Subtotal	130,258	57,918	39,705	146,592	374,473
Own agricultural produce consumed	707	72	12,196	—	12,975
Total	130,965	57,990	51,901	146,592	387,448

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production for the year ended December 31, 2022:

	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	5,534	11,319	7,592	11,795	36,240
Depreciation and amortization	—	—	—	5,024	5,024
Depreciation of right of use assets	—	—	—	42,166	42,166
Fertilizers, agrochemicals and seeds	68,971	17,220	—	46,020	132,211
Fuel, lubricants and others	1,078	1,468	1,419	4,636	8,601
Maintenance and repairs	1,913	6,693	3,979	3,172	15,757
Freights	4,245	609	202	—	5,056
Contractors and services	49,533	22,321	—	8,620	80,474
Feeding expenses	271	101	24,940	—	25,312
Veterinary expenses	217	84	3,715	—	4,016
Energy power	47	5,447	1,286	—	6,780
Professional fees	552	404	309	489	1,754
Other taxes	1,273	249	14	128	1,664
Lease expense and similar arrangements	45,794	968	—	4,978	51,740
Others	925	1,394	386	1,280	3,985
Subtotal	180,353	68,277	43,842	128,308	420,780
Own agricultural produce consumed	810	155	16,984	—	17,949
Total	181,163	68,432	60,826	128,308	438,729

Biological assets in December 31, 2023 and 2022 were as follows:

	2023	2022
Non-current
Cattle for dairy production (i)	23,191	29,483
Breeding cattle (ii)	371	821
Other cattle (ii)	144	318
	23,706	30,622
Current
Breeding cattle (iii)	6,037	7,075
Other cattle (iii)	—	562
Sown land – crops (ii)	49,813	66,002
Sown land – rice (ii)	32,023	52,752
Sown land – sugarcane (ii) (iv)	116,458	109,431
	204,331	235,822
Total biological assets	228,037	266,444

(i)Classified as bearer and mature biological assets.
(ii)Classified as consumable and immature biological assets.
(iii)Classified as consumable and mature biological assets.
(iv)It includes 3,833 and 4,849 of crops planted in sugarcane farms.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$419,442 for the year ended December 31, 2023 (2022: US$522,894).

The following table presents the Group’s biological assets that are measured at fair value at December 31, 2023 and 2022 (See Note 17 for a the description of each fair value level):

	2023				2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Cattle for dairy production	—	23,191	—	23,191	—	29,483	—	29,483
Breeding cattle	6,408	—	—	6,408	7,896	—	—	7,896
Other cattle	—	144	—	144	—	880	—	880
Sown land – sugarcane	—	—	116,458	116,458	—	—	109,431	109,431
Sown land – crops	—	—	49,813	49,813	—	—	66,002	66,002
Sown land – rice	—	—	32,023	32,023	—	—	52,752	52,752

There were no transfers between any levels during the year.

The following significant unobservable inputs were used to measure the Group’s biological assets using the discounted cash flow valuation technique:

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2023	2022
Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)
'-Sugarcane yield: 50-100 tonnes/ha -Sugarcane TRS: 120-140 kg of sugar/tonnes of cane -Maintenance costs: 550-850 US$/ha -Harvest costs: 7.0-13.0 US$/tonnes of cane -Leasing costs: 12.0-14.4 tonnes/ha-Discount rate: 14.44% in Brazilian real.

'-Sugarcane yield: 50-100 tonnes/ha - Sugarcane TRS: 120-140kg of sugar/tonnes of cane - Maintenance costs: 500-800 US$/ha - Harvest costs: 6.0-12.0 US$/ tonnes of cane - Leasing costs: 12.0-14.4 tonnes/ha-Discount rate: 16.49% in Brazilian real.
The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.
'- Crops yield: 0.37 – 4.6 tonnes/ha for Wheat, 3.6 – 11 tonnes/ha for Corn, 0.9 - 3.7 tonnes/ha for Soybean, 0.8 - 2.2 for Sunflower and 2.4 - 3.6 tonnes/ha for Peanut - Commercial Costs: 14-39 US$/tonnes for Wheat, 16-65 US$/tonnes for Corn, 21-48 US$/tonnes for Soybean, 22-65 US$/tonnes for Sunflower and 25-56 US$/ha for Peanut - Production Costs: 143-823 US$/ha for Wheat, 231-1318 US$/ha for Corn, 193-776 US$/ha for Soybean, 215-1000 US$/ha for Sunflower and 861-1866 US$/ha for Peanut-Discount rate: 6% in US$.

'- Crops yield: 1.00 – 5.6 tonnes/ha for Wheat, 1.6 – 13  tonnes/ha for Corn, 0.4 - 5.0 tonnes/ha for Soybean, 0.9-2.2 for Sunflower and 1.8 - 5.1 tonnes/ha for Peanut
- Commercial Costs: 13-45 US$/ha for Wheat, 16-65 US$/ha for Corn, 21-65 US$/ha for Soybean, 17-36 US$/ha for Sunflower and 28.0 - 46.0 US$/ha for Peanut
- Production Costs: 200-840 US$/ha for Wheat, 325-1500 US$/ha for Corn, 260-1100 US$/ha for Soybean, 280-890 US$/ha for Sunflower and 756.0 - 2,000.0 US$/ha for Peanut-Discount rate: 6% in US$.
The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.
Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.	'-Rice yield: 4.7 -6.4 tonnes/ha -Commercial Costs: 2-5 US$/ha -Production Costs: 1033-3121 US$/ha-Discount rate: 6% in US$.	'-Rice yield: 1.4 -9.2 tonnes/ha -Commercial Costs: 3-23 US$/ha -Production Costs: 760-1250 US$/ha-Discount rate: 6% in US$.	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

As of December 31, 2023, the impact of a reasonable 10% increase / (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s biological asset less cost to sell of US$23.3 million for sugarcane, US$3.4 million for crops and US$6.5 million for rice.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

As of December 31, 2022, the impact of a reasonable 10% increase / (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s biological asset less cost to sell of US$18.5 million for sugarcane, US$3.8 million for crops and US$6.0 million for rice.

 “La Niña” weather event

“La Niña” is a weather phenomenon caused by the fluctuation of the ocean temperatures in the central and eastern equatorial Pacific due to changes in the atmosphere, which affects the climate of several regions worldwide. When the temperature of the ocean decreases by 0.5°C below the five-quarter average, a so called “La Niña” weather pattern begins. This whether phenomenon is characterized by below average precipitations during spring and summertime in South America. We have experienced this weather pattern in Argentina and Uruguay, where most of our Farming operations are based, throughout the last three consecutive years and it has extended its effects during the beginning of 2023 and continue affecting production as of today, resulting in a severe drought in almost all productive regions in Argentina and Uruguay. Our diversification in terms of geographic footprint and crops planted (soybean, peanut, corn, wheat, sunflower, among others), acts as a natural hedge against weather risk, and enables us to adopt defensive strategies such as delaying planting activities and switching between crops which are either more resilient to dry weather or have a later development stage. However, and despite our ability to partially mitigate this effect, during 2023, as a consequence of the La Niña weather event, we foresee that the yields of our different crops had a reduction ranging from 18% to 60%, depending on the crop, thus significantly affecting our results of operations.

17.    Financial instruments by category

The Group classified its financial assets in the following categories:

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. For all years presented, the Group’s financial assets at fair value through profit or loss comprise mainly short-term investment and derivative financial instruments.

(b) Financial assets at amortized cost.

Financial assets at amortized cost, namely loans and receivables, are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables comprise “trade and other receivables” and “cash and cash equivalents” in the statement of financial position.

The following tables show the carrying amounts of financial assets and financial liabilities by category of financial instrument and reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as other tax receivables or advance payments for services to be received in the future), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2023
Assets as per statement of financial position
Trade and other receivables	113,831	—	113,831	104,284	218,115
Derivative financial instruments	—	31,820	31,820	—	31,820
Short term investment	—	62,637	62,637	—	62,637
Cash and cash equivalents	339,781	—	339,781	—	339,781
Total	453,612	94,457	548,069	104,284	652,353

	Financial liabilities at amortized cost	Liabilities at fair value through profit or loss	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	163,481	1,400	164,881	26,857	191,738
Borrowings (i)	904,949	—	904,949	—	904,949
Leases Liabilities	378,510	—	378,510	—	378,510
Derivative financial instruments (i)	(1,510)	1,679	169	—	169
Total	1,445,430	3,079	1,448,509	26,857	1,475,366

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2022
Assets as per statement of financial position
Trade and other receivables	108,025	—	108,025	120,353	228,378
Derivative financial instruments	—	5,342	5,342	—	5,342
Short term investment	—	98,571	98,571	—	98,571
Cash and cash equivalents	230,653	—	230,653	—	230,653
Total	338,678	103,913	442,591	120,353	562,944

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

	Financial liabilities at amortized cost	Liabilities at fair value through profit or loss	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	214,990	—	214,990	44,617	259,607
Borrowings (i)	1,007,752	—	1,007,752	—	1,007,752
Leases Liabilities	337,980	—	337,980	—	337,980
Derivative financial instruments (i)	—	3,057	3,057	—	3,057
Total	1,560,722	3,057	1,563,779	44,617	1,608,396

(i) The Group formally documents and designates cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps (See Note 2 for details).

Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values. The fair value of long-term borrowings is disclosed in Note 26.

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial asset / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Total
December 31, 2023
Interest income (i)	7,134	—	7,134
Interest expense (i)	(31,906)	—	(31,906)
Foreign exchange gain (i)	90,930	—	90,930
Gain from derivative financial instruments (ii)	47	10,367	10,414
Finance cost related to lease liabilities	(40,203)	—	(40,203)

	Financial assets / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Total
December 31, 2022
Interest income (i)	5,117	664	5,781
Interest expense (i)	(50,037)	—	(50,037)
Foreign exchange gains (i)	19,278	—	19,278
Loss from derivative financial instruments (ii)	(4,472)	(4,754)	(9,226)
Finance cost related to lease liabilities	(31,113)	—	(31,113)

(i)Included in “Financial Results, net” in the consolidated statement of income.
(ii)Included in “Other operating income, net” and “Financial Results, net” in the consolidated statement of income.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

Determining fair values

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 13. This valuation hierarchy provides for three levels. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking. The level in the fair value hierarchy is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2023 and 2022, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The Group does not have financial instruments allocated to this level for any of the years presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2023 and 2022 and their allocation to the fair value hierarchy:

		Level 1	Level 2	Total
Assets
Derivative financial instruments	2023	13,819	18,001	31,820
Short-term investment (1)	2023	62,637	—	62,637
Derivative financial instruments	2022	134	5,208	5,342
Short-term investment (1)	2022	98,571	—	98,571

Liabilities
Derivative financial instruments	2023	(68)	(101)	(169)
Derivative financial instruments	2022	(2,800)	(257)	(3,057)
(1) US-Treasury Bills with maturity from the date of acquisition longer than 90 days used as collateral for short-term borrowings. As of December, 2023, US$ 59,475 (US$ 98,571 as of December 31, 2022) of these US T-bills are used as collateral for short-term borrowings and are not available for use by other entities of the Group. See Note 26.

There were no transfers within level 1 and 2 during the years ended December 31, 2023 and 2022.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	—	—	1	8,657

Options/OTC	Quoted price	—	—	1	5,141

NDF	Quoted price	Foreign-exchange curve	Present value method	1	(47)

Interest-rate swaps	Theoretical price	Money market interest-rate curve	Present value method	2	17,900

US-Treasury Bills	Quoted price	—	—	1	62,637
18.    Trade and other receivables, net

	2023	2022
Non-current
Advances to suppliers	3,266	3,680
Income tax credits	2,332	9,119
Non-income tax credits (i)	24,860	18,688
Judicial deposits	2,187	1,831
Receivable from disposal of subsidiary (Note 21)	3,899	8,478
Other receivables	2,516	2,762
Non-current portion	39,060	44,558
Current
Trade receivables	90,526	81,707
Less: Allowance for trade receivables	(2,888)	(4,266)
Trade receivables – net	87,638	77,441
Prepaid expenses	6,953	6,875
Advances to suppliers	42,808	42,966
Income tax credits	1,253	1,089
Non-income tax credits (i)	22,812	37,936
Receivable from disposal of subsidiary (Note 21)	3,971	4,664
Cash collateral	11	1,365
Other receivables	13,609	11,484
Subtotal	91,417	106,379
Current portion	179,055	183,820
Total trade and other receivables, net	218,115	228,378

(i) Includes US$293 (2022: US$158) reclassified from property, plant and equipment.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.    Trade and other receivables, net (continued)
The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in U.S. Dollars):

	2023	2022
Currency
U.S. Dollar	88,811	89,760
Argentine Peso	24,304	54,801
Uruguayan Peso	6,570	2,229
Brazilian Reais	98,430	81,588
	218,115	228,378

As of December 31, 2023 trade receivables of US$22,989 (2022: US$22,933) were past due but not impaired. The aging analysis of these receivables indicates that US$449 and US$741 are over 6 months in December 31, 2023 and 2022, respectively.

Effective January 1, 2018, for trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Delinquency in payments is an indicator that a receivable may be impaired. However, management considers all available evidence in determining when a receivable is impaired. Generally, trade receivables, which are more than 180 days past due are fully provided for. However, certain receivables 180+ days overdue are not provided for based on a case-by-case analysis of credit quality analysis. Furthermore, receivables, which are not 180+ days overdue, may be provided for if specific analysis indicates a potential impairment.

Movements on the Group’s allowance for trade receivables are as follows:

	2023	2022	2021
At January 1	4,266	3,023	3,965
Charge of the year	1,874	3,570	2,022
Unused amounts reversed	(1,371)	(661)	(970)
Used during the year	(173)	(100)	(1,456)
Exchange differences	(1,708)	(1,566)	(538)
At December 31	2,888	4,266	3,023

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

As of December 31, 2023, approximately 70% (2022: 72%) of the outstanding unimpaired trade receivables (neither past due not impaired) relate to sales to 20 well-known multinational companies with good credit quality standing, including but not limited to CDA Alimentos S.A., Intersnack Procurement BV, YPF S.A., Taurus Distribuidora de Petroleo Ltda., Cargill S.A.C.I., Schettino hermanos S.R.L., among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2023 and 2022 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.    Trade and other receivables, net (continued)
New customers with less than six months of history with the Group are closely monitored. The Group has not experienced credit problems with these new customers to date. The majority of the customers for which an external credit rating is not available are existing customers with more than six months of history with the Group and with no defaults in the past. A minor percentage of customers may have experienced some non-significant defaults in the past but fully recovered.

19.    Inventories

	2023	2022
Raw materials	76,440	121,306
Finished goods (Note 5)	179,611	152,716
	256,051	274,022

20.    Cash and cash equivalents

	2023	2022
Cash at bank and on hand	179,068	146,242
Short-term bank deposits	160,713	84,411
	339,781	230,653

21.    Acquisitions and disposals

Disposals

In September 2023, the Company sold “El Meridiano” farm, a 6,302 hectares farm located in the Province of Buenos Aires, Argentina for an aggregate amount of US$ 48 million, collected in full. This transaction resulted in a pre-tax gain of US$ 6.3 million included in the line item “Other operating income / (expense), net”.

The Group did not complete any disposals during the years ended December 31, 2022 and 2021.

Acquisitions

2023 Acquisition Activity

The Group did not complete any acquisitions during the year ended December 31, 2023

2022 Acquisition Activity

During the year ended December 31, 2022, we completed one business combination, as follows:

Acquisition of subsidiaries of Viterra Group in Argentina and Uruguay

On May 3, 2022, (the “Closing Date”) the Group, through certain subsidiaries consummated the acquisition of the rice operations in Uruguay and Argentina of the Viterra Group, comprising a 100% ownership of Molinos Libres S.A. (Argentina), Viterra Uruguay S.A. (Uruguay) and Paso Dragón S.A. (Uruguay). The transaction also included the acquisition of certain leasing agreements. All of the acquired subsidiaries form part of the Rice Business Segment.

The terms and conditions of the agreement contemplate the payment, subject to adjustments, of a purchase price of approximately US$ 17.8 million payable in three annual installments and the assumption of the existing financial debt for an amount of US$ 17.9 million. As of the date of this Financial Statements, all installments have been cancelled.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Acquisitions and disposals (continued)

The Company has made an allocation of the estimated purchase price to the identifiable assets acquired and liabilities assumed based on their fair values at acquisition date. The Company has made significant assumptions and estimates in determining the purchase price, including the contingent payment and the allocation of the estimated purchase price in these consolidated financial statements.

As the fair value of the identifiable net assets acquired was greater than the total consideration paid, negative goodwill arises on the acquisition. The negative goodwill is recognized as “Bargain purchase gain on acquisition” in the income statement for the year end December 31, 2022 reflecting the opportunity to acquire the rice operations in Argentina and Uruguay from an outgoing market player.

The following table summarizes the purchase price:

Purchase consideration:
Amount paid in cash	1,512
Amounts to be paid in installments (*)	16,242
Total purchase consideration	17,754
Fair value of net assets acquired	27,507
Bargain purchase on acquisition over the total purchase consideration	9,753

During 2023, an amount of US$3,193 of the installments was paid.

(*) Amounts to be paid in installments were discounted at present value as of the date of acquisition at a 6.5% discount rate.

The assets and liabilities at the date of acquisition are as follows:

Cash and cash equivalents	3,266
Trade and other receivables	21,068
Inventories	50,891
Biological assets	1,676
Property, plant and equipment	21,479
Total Assets	98,380
Trade and other payables	(50,062)
Payroll and other liabilities	(961)
Borrowings	(17,738)
Deferred income tax liabilities	(1,812)
Provision for other liabilities	(300)
Total Liabilities	(70,873)
Fair value of Net Assets Acquired	27,507

The Company used a replacement cost method or a market approach, as appropriate, to measure the fair value of property, plant and equipment.

All other net tangible assets were valued at their respective carrying amounts, as the Company believes that these amounts approximate their current fair values.

A decrease in the fair value of assets acquired, or an increase in the fair value of liabilities assumed, from those preliminary valuations would result in a dollar-for-dollar corresponding decrease in the “Bargain purchase on acquisition”.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Acquisitions and disposals (continued)

Acquisition-related costs of US$ 193 are included in General and administrative expenses in the Consolidated Statement of Income.

The following table summarizes the sales of goods and services rendered and profit from operations of the subsidiaries acquired included in the consolidated financial statements of income for the year end December 31, 2022 as from the date of acquisition:

Period from the date of acquisition to December 31 2022
Sales of goods and services rendered	61,363
Profit from operations	6,131

If the acquisition had occurred on January 1, 2022 consolidated pro-forma sales of goods and services rendered, profit from operations and profit for the year, for the year ended 31 December 2022 would have been US$ 1,369,462, US$ 249,462 and US$ 106,950.

2021 Acquisition Activity

The Group did not complete any acquisitions during the year ended December 31, 2021

22.    Shareholders' contributions

The share capital of the Group is represented by common shares with a nominal value of US$1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1, 2021	122,382	1,086,388
Restricted shares granted and units vested (Note 23)	—	3,594
Purchase of own shares	—	(55,349)
At December 31, 2021	122,382	1,034,633
Reduction of issued share capital of the company	(11,000)	(16,500)
Employee share options exercised (Note 22) (1)	—	2,432
Restricted shares granted and units vested (Note 23)	—	4,647
Purchase of own shares	—	(29,970)
Dividends paid to shareholders	—	(35,000)
At December 31, 2022	111,382	960,242
Employee share options exercised (Note 22) (1)	—	236
Restricted shares granted (Note 23)	—	7,528
Purchase of own shares	—	(22,123)
Dividends provided for and paid to mayor shareholders	—	(35,000)
At December 31, 2023	111,382	910,883

(1)Treasury shares were used to settle these options, units and grants.

Decision of the Extraordinary General Shareholders’ meeting

On April 20, 2022 the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by an amount of $16,500,000 by the cancellation of 11,000,000 shares with a nominal value of

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.    Shareholders' contributions (continued)

$1.50 each held in treasury by the Company so that, as from April 20, 2022, the issued share capital amounts to $167,072,722.50, represented by 111,381,815 shares in issue with a nominal value of $1.50 each.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and is reviewed by the Board of Directors after each 12-month period. On August 15, 2023, the Board of Directors approved the renewal of the program, and also its extension for an additional twelve-month period, ending September 23, 2024.

Repurchases of shares under the program are made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice.

As of December 31, 2023, the Company repurchased 24,694,405 shares under this program, of which 8,448,951 have been applied to some exercise of the Company’s stock option plan and restricted stock units and the grant of restricted shares. In 2023, 2022 and 2021 the Company repurchased shares for an amount of US$26.2 million; US$36.8 million and US$66.5 million respectively. The outstanding treasury shares as of December 31, 2023 totaled 5,376,315 common shares.

Dividend distribution

On April 19, 2023 the general meeting of the shareholders of the Company resolved the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments. The first payment of the year 2023, of US$ 17.5 million (0.1626 per share) was made on May 24, 2023 and the second installment was made in November 24, 2023 (0,1649 per share).

On April 20, 2022 the general meeting of the shareholders of the Company resolved the payment of an annual dividend of US$ 35 million to be paid to outstanding shares in two installments in May and November. The first payment, of US$ 17.5 million (0.1572 per share) was made on May 17, 2022 and the second also US$ 17.5 million (0.1602 per share) installment was made on November 17, 2022.

Annual Dividend Proposal

On March 12, 2024 the Company’s Board of Directors proposed, for the approval of the Annual General Shareholders' meeting to be held on April 17, 2024, the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments in May and November of 2024. These Consolidated Financial Statements do not reflect this dividend payable.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” (collectively referred to as “Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group's subsidiaries with a term of ten years. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted stock units and restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a)Option Schemes

The fair value of the options under the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique.

As of the date of these financial statements all options has already been vested and expensed.

The Adecoagro/ IFH 2004 Stock Incentive Option Plan was effectively established in 2004 and is administered by the Compensation Committee of the Company. Options are exercisable over a ten-year period. The 2004 Plan was amended to extend the term to the 20th anniversary of its adoption.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2023		2022		2021
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per Share	Options (thousands)
At January 1	6.66	1,321	6.66	1,634	6.66	1,634
Exercised	5.83	(37)	6.77	(313)	—	—
At December 31	6.66	1,284	6.66	1,321	6.66	1,634

Options outstanding at year end under this Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date (i):		2023	2022	2021
May 1, 2034	5.83	400	400	496
May 1, 2035	5.83	363	369	452
January 1, 2036	5.83	94	124	142
February 16, 2036	7.11	84	84	103
October 1, 2036	8.62	343	344	441

(i) On May 2014, the Board of Directors decided to extend the expired date of the Plan.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Equity-settled unit-based payments (continued)
(b)Restricted Share / Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011. It is administered by the Compensation Committee of the Company. Restricted shares or units under these Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit granted. There are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share or unit shall not be converted into common shares. The maximum number of ordinary shares with respect to which awards may be made under the Plan is 8,659,295, of which 6,337,880 have already been vested. The maximum numbers of ordinary shares are revised annually.

At December 31, 2023, the Group recognized compensation expense US$6.9 million related to the restricted stock units granted under the Restricted Share Plan (2022: US$10.9 million and 2020: US$6.6 million).
 .
The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2021	May 13, 2021	Apr 1, 2022	Apr 20, 2022	Mar 17, 2023	Apr 20, 2023
Fair value	7.84	9.54	10.87	12.60	7.44	8.12

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted shares (thousand)			Restricted stock units (thousands)
	2023	2022	2021	2021
At January 1	2,301	1,766	1,222	174
Granted (1)	549	1,406	1,067	—
Forfeited	(26)	(43)	(32)	—
Vested	(1,035)	(828)	(491)	(174)
At December 31	1,789	2,301	1,766	—

(1) Approved by the Board of Directors of March 7, 2023 and the Shareholders Meeting of April 19, 2023.

24.    Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

Legal and other reserves amount to US$26,124 as of December 31, 2023 (2022: US$22,187) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2023, but the Company has distributable reserves in excess of US$789,021.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Legal and other reserves (continued)

In the other reserves line, it is included the benefit that the Company has regarding ICMS conceded by the government of the Estate of Mato Grosso do Sul. In accordance with the Complementary Law 160/17, grants related to ICMS, conceded by any Estate of Brazil, were considered as Investments Grants. This investment grants will not be computed to calculate income tax, since they were accounted as an Equity Reserve. This reserve cannot be distributed, unless income tax is paid on the reserve.

25.    Trade and other payables

	2023	2022
Non-current
Trade payables	514	4,175
Payable from acquisition of subsidiary (Note 21)	—	12,646
Other payables	494	389
	1,008	17,210
Current
Trade payables	140,949	193,127
Advances from customers	16,351	35,749
Taxes payable	9,482	8,868
Dividends to be paid	1,024	—
Payable from acquisition of subsidiary (Note 21)	13,404	3,575
Other payables	9,520	1,078
	190,730	242,397
Total trade and other payables	191,738	259,607

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

26.    Borrowings

	2023	2022
Non-current
Senior Notes	498,347	497,901
Bank borrowings	199,496	230,082
	697,843	727,983
Current
Senior Notes	8,250	8,250
Bank overdrafts	4,386	48,058
Bank borrowings	194,470	223,461
	207,106	279,769
Total borrowings	904,949	1,007,752

As of December 31, 2023, total bank borrowings include collateralized liabilities of US$77,055 (2022: US$188,058). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts, shares of certain subsidiaries of the Group and US Treasury Bills.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for a total amount of US$500 million, at an annual fixed rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$495.7 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries. As of December 31, 2023, Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions. As of December 31, 2023 and 2022 the Group was in compliance with these financial covenants.

Debt maturity breakdown

The maturity of the Group's borrowings and the Group's exposure to fixed and variable interest rates is as follows:

	2023	2022
Fixed rate:
Less than 1 year	117,105	272,900
Between 1 and 2 years	6,010	27,720
Between 2 and 3 years	5,508	2,222
Between 4 and 5 years	498,347	—
More than 5 years	—	497,901
	626,970	800,743
Variable rate:
Less than 1 year	90,001	6,869
Between 1 and 2 years	37,712	35,355
Between 2 and 3 years	91,878	32,851
Between 3 and 4 years	56,605	80,115
Between 4 and 5 years	1,783	50,211
More than 5 years	—	1,608
	277,979	207,009
	904,949	1,007,752

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2024 and September 2030 and bear either fixed interest rates ranging from 6.80% to 13.32% per annum or variable rates based on base-rates plus spreads ranging from 8.60% to 14.24% per annum.

Borrowings incurred by the Group’s subsidiaries in Argentina are repayable at various dates between January 2024 and June 2028 and bear either no interest rate or variable rates based on specific base-rates plus spreads of 4.4% for those borrowings denominated in U.S. Dollar, and a fixed interest rates ranging from 74.5% to 117% per annum for those borrowings denominated in Argentine pesos.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2023			2022
		(In millions)		Millions of Brazilian Real		Millions of equivalent Dollars	Millions of equivalent Dollars
Certificados Recebíveis do Agronegócio (CRA)	December, 2019	R$	400.0	R$	400.0	82.6	76.7	November-27	3,80% + IPCA
Debênture (1)	December, 2020	R$	400.0	R$	400.0	82.6	76.7	December-26	4,24% + IPCA
Banco do Brasil (CCB)	December, 2020	R$	30.0	R$	15.0	3.1	5.7	January-24	CDI + 2,32%
Itaú BBA (NCR)	June, 2023	R$	40.0	R$	40.0	8.3	—	March 2024	CDI + 1,48%

(1) Collateralized by long term power purchase agreement (PPA).

In December 2019, Adecoagro Vale do Ivinhema placed R$400.0 million in Certificados de Recebíveis do Agronegócio (CRA) adjustable by the IPCA (Brazilian official inflation rate), maturing in November 2027 and bearing an interest 3.80% per annum. This debt was issued with no guarantee.

The above mentioned loans, except the CRA, contain certain customary financial covenants and restrictions which require the Brazilian subsidiaries to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Brazilian Subsidiaries.

As of December 31, 2023 and 2022 the Group was in compliance with all financial covenants.

Argentinian Subsidiaries

The main loans of the Group’s Argentinian Subsidiaries are:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2023	2022
		(In millions)	(In millions)	(In millions)
IFC (1)	2020	US$20.0	16.33	18.60	June, 2028	4% plus SOFR

(1) Collateralized by a US$100.0 million mortgage over Carmen, Abolengo and San Carlos farms, which are property of Adeco Agropecuaria S.A.

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria S.A., Pilagá S.A. and L3N S.A. entered into a US$100 million loan agreement with International Finance Corporation (IFC), member of the World Bank Group. The loan's tenor is eight years, including a two-year grace period, originally with a rate of LIBOR + 4%. In October 2020, US$22 million has been received. In December 2021, we entered into an amendment reducing the total amount to US$ 60 million, that the group could request the withdrawal until June, 2022. If the Company withdraw the full amount, the rate would be reduced to LIBOR + 3%.

The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions. Publication of LIBOR ceased at the end of June 2023. During April 2023, it was agreed with IFC to use Secured Overnight Financing Rate (SOFR), replacing the LIBOR since July 1st, 2023. All the other provisions of the loan agreement continue in full force and effect.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

The above mentioned loans contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Argentinian Subsidiaries.

As of December 31, 2023 and 2022 the Group was in compliance with all financial covenants.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value.The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes as of December 31, 2023 and 2022 equals US$485.3 million and US$474.3 million, 97.06% and 94.86% of the nominal amount, respectively.

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

Evolution of the Group's borrowings as December 31, 2023 and 2022 is as follow:

	2023	2022
Amount at the beginning of the year	1,007,752	817,651
Proceeds from long term borrowings	7,739	41,082
Payments of long term borrowings	(24,105)	(14,012)
Proceeds from short term borrowings	448,532	347,928
Payments of short term borrowings	(420,276)	(192,648)
Payments of interest (1)	(43,457)	(33,189)
Accrued interest	33,495	51,596
Acquisition of subsidiaries (Note 21)	—	17,738
Exchange differences, inflation and translation, net	(105,465)	(30,489)
Others	734	2,095
Amount at the end of the year	904,949	1,007,752
(1) Excludes payment of interest related to trade and other payables.

27.     Lease liabilities

	2023	2022
Lease liabilities
Non-current	325,569	283,549
Current	52,941	54,431
	378,510	337,980
The maturity of the Group’s lease liabilities is as follows:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Lease liabilities (continued)

	2023	2022
Less than 1 year	52,941	54,431
Between 1 and 2 years	66,474	61,931
Between 2 and 3 years	61,398	50,839
Between 3 and 4 years	47,677	41,781
Between 4 and 5 years	39,254	31,231
More than 5 years	110,766	97,767
	378,510	337,980

Changes in the Group’s lease liabilities, net in 2023 and 2022 were as follows:

	Agricultural "partnerships"	Others	Total
Amount at the beginning of the year 2022	222,013	24,841	246,854
Exchange differences	10,230	4,433	14,663
Additions and re-measurement	143,952	9,898	153,850
Disposal	(3,277)	(2,644)	(5,921)
Payments	(89,806)	(12,773)	(102,579)
Finance cost related to lease liabilities	28,954	2,159	31,113
Closing net book amount	312,066	25,914	337,980

Amount at the beginning of the year 2023	312,443	25,537	337,980
Exchange differences	17,062	1,151	18,213
Additions and re-measurement	96,294	5,061	101,355
Disposal	(908)	—	(908)
Payments	(104,261)	(14,072)	(118,333)
Finance cost related to lease liabilities	36,906	3,297	40,203
Closing net book amount	357,536	20,974	378,510

28.    Payroll and social security liabilities

	2023	2022
Non-current
Social security payable	1,570	1,581
	1,570	1,581
Current
Salaries payable	4,498	4,050
Social security payable	4,062	4,693
Provision for vacations	12,783	11,487
Provision for bonuses	16,014	9,734
	37,357	29,964
Total payroll and social security liabilities	38,927	31,545

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Others	Total
At January 1, 2022	2,527	3,459	5,986
Additions	1,347	400	1,747
Acquisition of subsidiaries	300	—	300
Used during year	(1,237)	(3,416)	(4,653)
Exchange differences	92	(37)	55
At December 31, 2022	3,029	406	3,435
Additions	2,522	34	2,556
Used during year	(1,558)	(379)	(1,937)
Exchange differences	(426)	(29)	(455)
At December 31, 2023	3,567	32	3,599

Analysis of total provisions:

	2023	2022
Non current	2,871	2,526
Current	728	909
	3,599	3,435

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$78.5 million and US$78.5 million as of December 31, 2023 and 2022, respectively. These amounts refers to a claim of the tax authorities in Brazil of the exclusion of the calculation base of Income Tax of the accelerated depreciation of rural activity as provided for in article 6 of Provisional Measure 2,159-70 / 01 and in Article 325 of the Income Tax Regulation / 18.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2023 and 2022:

			2023	2022
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	—	—
Pilagá S.A.	(a)	Argentina	99.98%	99.98%
Cavok S.A.	(a)	Argentina	51%	51%
Establecimientos El Orden S.A.	(a)	Argentina	51%	51%
Bañado del Salado S.A.	(a)	Argentina	—	—
Agro Invest S.A.	(a)	Argentina	51%	51%
Forsalta S.A.	(a)	Argentina	51%	51%
Dinaluca S.A.	(a)	Argentina	—	—
Compañía Agroforestal S.M.S.A.	(a)	Argentina	—	—
Energía Agro S.A.U.	(a)	Argentina	—	—
L3N S.A.	(d)	Argentina	—	—
Maní del Plata S.A.	(a)	Argentina	—	—
Girasoles del Plata S.A.	(a)	Argentina	—	—
Molinos Libres S.A.U.	(a)	Argentina	—	—
Adeco Agropecuaria Brasil Ltda.	(b)	Brazil	—	—
Adecoagro Vale do Ivinhema S.A. ("AVI")	(b)	Brazil	—	—
Usina Monte Alegre Ltda. ("UMA")	(b)	Brazil	—	—
Adecoagro Biogas LTDA. (ex Adecoagro GD LTDA.)	(b)	Brazil	—	—
Monte Alegre Combustiveis Ltda.	(b)	Brazil	—	—
Adecoagro Energia Ltda.	(b)	Brazil	—	—
Adecoagro Agricultura e Participação Ltda.	(b)	Brazil	—	—
Methanum Engenharia Ambiental Ltda.	(b)	Brazil	—	—
Angelica Energia Ltda.	(b)	Brazil	—	—
Ivinhema Energia Ltda.	(b)	Brazil	—	—
Kelizer S.A.	(a)	Uruguay	—	—
Adecoagro Uruguay S.A.	(a)	Uruguay	—	—
Arroz del Plata S.A. (ex Viterra Uruguay S.A.)	(a)	Uruguay	—	—
Paso Dragón S.A.	(a)	Uruguay	—	—
Adecoagro Chile S.P.A	(a)	Chile	—	—
Holdings companies:
Adecoagro Brasil Participações S.A.	—	Brazil	—	—
Adecoagro LP S.C.S.	—	Luxembourg	—	—
Adecoagro GP S.a.r.l.	—	Luxembourg	—	—
Ladelux S.A.	—	Uruguay	—	—
Spain Holding Companies	(c)	Spain	—	—

(a) Mainly crops, rice, cattle and others.
(b) Mainly sugarcane, ethanol and energy.
(c) Comprised by (1) wholly owned subsidiaries: Kadesh Hispania S.L.U.; Leterton España S.L.U.; Global Asterion S.L.U.; Global Acasto S.L.U.; Global Laertes S.L.U.; Global Pindaro S.L.U.; Global Pileo S.L.U.; Peak Texas S.L.U.; Global Neimoidia S.L.U. and 51% controlled subsidiaries; Global Acamante S.L.U.; Global Carelio S.L.U.; Global Calidon S.L.U.; Global Mirabilis S.L.U. Global Anceo S.L.U.Global Hisingen S.L.U.
(d) Mainly dairy.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Group companies (continued)

The percentage voting right for each principal subsidiary is the same as the percentage of capital stock held. Issued share capital represents only ordinary shares/ quotas, units or their equivalent. There are no preference shares or units issued in any subsidiary undertaking.

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses.

31.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Loss included in the statement of income			Balance receivable (payable)/(equity)
			2023	2022	2021	2023	2022

Management and selected employees	Employment	Compensation selected employees	(8,218)	(11,497)	(7,883)	(18,781)	(18,917)

32.    Critical accounting estimates and judgments

Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are discussed below.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results of operations. The Group also has other policies that are considered key accounting policies, such as the policy for revenue recognition. However, these other policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.

(a) Impairment of non-financial assets

    At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

    In the case of goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. CGU to which goodwill is allocated is tested for impairment annually (every September), or more frequently if events or changes in circumstances indicate that the carrying amount of the CGU may be impaired. The carrying amount of the CGU is compared to its recoverable amount, which is the higher of fair value less costs to sell and the value in use. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The impairment review requires management to undertake certain significant judgments, including estimating the recoverable value of the CGU to which goodwill is allocated, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

    For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

    Farmlands may be used for different activities that may generate independent cash flows. For those farmlands that are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. Most of the farmlands in Argentina and Uruguay are treated as single CGUs.

    Based on these criteria, management identified a total amount of 42 CGUs as of September 30, 2023 and 42 CGUs as of September 30, 2022.

As of September 30, 2023 and 2022, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

    CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2023 and 2022:

    As of September 30, 2023, the Group identified 10 CGUs in Argentina (2022: 10 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of independent experts. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

    Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

    Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value, Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

    The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located. A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

    The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

    The following table shows only the 10 CGUs (2022: 10 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

CGU / Operating segment / Country	September 30, 2023	September 30, 2022
La Carolina / Crops / Argentina	242	242
La Carolina / Cattle / Argentina	39	39
El Orden / Crops / Argentina	261	260
El Orden / Cattle / Argentina	10	9
La Guarida / Crops / Argentina	1,731	1,726
La Guarida / Cattle / Argentina	892	889
Los Guayacanes / Crops / Argentina	3,206	3,196
Doña Marina / Rice / Argentina	5,582	5,565
El Colorado / Crops / Argentina	2,776	2,768
El Colorado / Cattle / Argentina	28	27
Closing net book value of goodwill allocated to CGUs tested (Note 15)	14,767	14,721
Closing net book value of PPE items allocated to CGUs tested	143,976	143,585
Total assets allocated to CGUs tested	158,743	158,306

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2023 and 2022.

    CGUs tested based on a value-in-use model at September 30, 2023 and 2022:

As of September 30, 2023, the Group identified 2 CGUs (2022: 2 CGUs) in Brazil to be tested based on this model (all CGUs with allocated goodwill). The determination of the value-in-use calculation required the use of significant estimates and assumptions related to management’s cash flow projections. In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2023	September 30, 2022
Financial projections	Covers 5 years for UMA (*)	Covers 5 years for UMA (*)
	Covers 5 years for AVI (**)	Covers 5 years for AVI (**)
Yield average growth rates	0-2%	0-1%
Future pricing increases	0.46% per annum	1.21% per annum
Future cost decrease	0.96% per annum	0.25% per annum
Discount rates	5.2%	5.2%
Perpetuity growth rate	1%	1%

(*) UMA stands for Usina Monte Alegre LTDA.
    (**) AVI stands for Adecoagro Vale Do Ivinhema S.A.

    Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2023	September 30, 2022
AVI / Sugar, Ethanol and Energy	2,937	2,937
UMA / Sugar, Ethanol and Energy	1,102	1,102
Closing net book value of goodwill allocated to CGUs tested (Note 15)	4,039	4,039
Closing net book value of PPE items allocated to CGUs tested	600,764	518,814
Total assets allocated to 2 CGUs tested	604,803	522,853

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2023 and 2022.

Management views these assumptions are conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

The Group’s goodwill and property, plant and equipment balances allocated to the cash generating units with allocated goodwill in Argentina were US$ 9.8 million and US$ 148.9 million, respectively, and goodwill and property, plant and equipment allocated to the cash generating units with allocated goodwill in Brazil were US$ 4.5 million and U$S 648 million, respectively as of December 31, 2023.

As of December 31, 2023, the Group determined that there are no indicators of impairment.

 (b) Biological assets

The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 33.11. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of such unobservable inputs is significant to the overall valuation of the assets. These inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomic information, and other analytical techniques. The discounted cash flow model includes significant assumptions relating to the cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

The significant assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value (see Note 16).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

(c) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be settled. Deferred tax assets and liabilities are not discounted. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment (see Note 10).

(d) Fair value for farmlands and investment property

Property, plant and equipment
Farmlands are recognized at fair value based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. The valuation is determined using sales comparison approach. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3) (see Note 12).

Investment property
Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value. The changes in the fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net (see Note 14).

(e) Purchase price allocation

The acquisition method of accounting is used to account for all acquisitions. Under this method, assets acquired and liabilities assumed of the Company are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Company estimates the fair value of an asset or a liability by converting future amounts (e.g. cash flows or income and expenses) to a single current (i.e. discounted) amount.

Management applied judgement in estimating the fair value of certain identifiable assets acquired, which involved the use of estimates and assumptions, including the timing and amounts of cash flow projections and discount rates, as applicable.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.    Summary of material accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Financial reporting in a hyperinflation economy

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the Standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%.

Since 2018, when cumulative inflation rate in three years exceeded the 100% threshold, Argentina’s operations are considered to be under hyperinflationary economy for accounting purposes under the terms of IAS 29 and since then, it has been applied IAS 29 in the financial reporting of its subsidiaries and associates with Argentine peso as functional currency.

Financial statements of a foreign entity with a functional currency of a country that has a highly inflationary economy, are restated to reflect changes in the general price level or index in that country before translation into U.S. Dollars. In adjusting for hyperinflation, a general price index is applied to all non-monetary items in the financial statements (including equity) and the resulting gain or loss, which is the gain or loss on the entity's net monetary position, is recognized in the income statement. Monetary items in the closing statement of financial position are not adjusted. The Group treated all Argentine subsidiaries as a hyperinflationary economy as all of them have Argentine peso as functional currency. The results and financial position of all foreign entities with a functional currency of a country that has a highly inflationary economy are translated at closing rates after the restatement for changes in the general purchasing power Argentine peso.

The inflation adjustment on the years 2023, 2022 and 2021 was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 3.114; 1.9479 and 1.509, respectively.

The main procedures for the above-mentioned adjustment are as follows:

•Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

•Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity are adjusted by applying the relevant conversion factors.

•All items in the income statement are restated by applying the relevant conversion factors.

•The effect of inflation on the Company’s net monetary position is included in the income statement, in "Other financial results" (Note 9).

•The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the application of hyperinflation accounting.

The comparative figures in these Consolidated Financial Statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. This resulted in a difference between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.1    Basis of preparation and presentation

The Consolidated Financial Statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All IFRS Accounting Standards as issued by the IASB, effective at the time of preparing these Consolidated Financial Statements have been applied.

The Consolidated Financial Statements have been prepared under the historical cost convention as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, biological assets and agricultural produce at the point of harvest and farmlands measured at fair value.

The preparation of Consolidated Financial Statements in conformity with IFRS Accounting Standards as issued by the IASB requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements are disclosed in Note 33.

New and Amended Financial Reporting Standards and Interpretations, effective for the financial year beginning on January 1, 2023

Amendments to IAS 1 - Presentation of Financial Statements – Disclosure of Accounting Policies: The objective of these amendments is to improve the disclosure of accounting policies, which require entities to disclose material accounting policies rather than significant accounting policies. This modification was published in February 2021 and is in effect for fiscal years beginning on or after January 1, 2023.

No other IFRS Accounting Standards as issued by the IASB or IFRIC Interpretation issued effective for the first time for the financial year beginning on January 1, 2023 has a material impact over these Financial Statements.

New and Amended Reporting Standards and Interpretations issued, not yet effective for the financial year beginning on January 1, 2023 and early and not early adopted by the Company

The relevance of other new regulations, modifications and interpretations not yet effective has been evaluated and it was concluded that they are not relevant for the Group.

33.2    Scope of consolidation

The Consolidated Financial Statements include the results of the Company and all of its subsidiaries from the date that control commences to the date that control ceases. They also include the Group’s share of the net income of its jointly-controlled entities on an equity-accounted basis from the point at which joint control commences, to the date that it ceases.

(a) Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date that control commences and deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.2    Scope of consolidation (continued)

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. The excess of consideration over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income under the line item “Bargain purchase gain on acquisition”.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amount previously recognized in other comprehensive income in respect of that entity is accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss, except for the related revaluation surplus which is reclassified to retained earnings.

33.3    Segment reporting

According to IFRS 8, operating segments are identified based on the ‘management approach’. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker (the Management Committee in the case of the Company)

33.4    Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Consolidated Financial Statements are presented in US dollars, which is the Group’s presentation currency.

Argentine currency status

Since the second half of 2019, the Argentine government instituted certain foreign currency exchange controls, which may restrict or partially restrict access to foreign currency, like the U.S. dollars, to make payments abroad, either for foreign debt or the importation of goods or services, dividend payments and others, without prior authorization. Those regulations have continued to evolve, sometimes making them more or less stringent depending on the Argentine government’s perception of availability of sufficient national foreign currency reserves. The above has led to the existence of an informal foreign currency market where foreign currencies quote at levels significantly higher than the official exchange rate. However, the only exchange rate available for external commerce is the official exchange rate, which as of December 31, 2022 was Pesos 177 per dollar.

We use Argentina’s official exchange rate to record the accounts of Argentine subsidiaries.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.4    Foreign currency translation (continued)

denominated in foreign currencies are recognized in the statement of income, in the line Item “Finance income” or “Finance cost,”as appropriate.

(c) Group companies

The results and financial position of Group entities (except those that has the currency of a hyper-inflationary economy - Argentine subsidiaries) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
•income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
•all resulting exchange differences are recognized as a separate component of equity.

When a foreign operation is sold, exchange differences that were recorded in equity are recognized in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

33.5    Property, plant and equipment

Farmlands are initially recorded at fair value and subsequently under the revaluation model based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. All other property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition. Under the definition of Property plant and equipment is included the bearer plants, such as sugarcane and coffee trees.

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income when they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income, net” in the consolidated statement of income.

33.6    Investment property

Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value. Changes of the fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net.

33.7    Leases

Leases are recognized as a right-of-use asset and corresponding liability at the date of which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.7 Leases (continued)

In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

    Short term leases are recognized on a straight line basis as an expense in the income statement.

Accounting as lessee

The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee. The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

At initial recognition, the right-of-use asset is measured considering:

•The value of the initial measurement of the lease liability;
•Any lease payments made at or before the commencement date, less any lease incentives; and
•Any initial direct costs incurred by the lessee; and

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract.

    The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:

•Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;
•Amounts expected to be payable by the lessee under residual value guarantees;
•The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease;
•Fixed payments, less any lease incentives receivable;

After the commencement date, the Company measures the lease liability by:

•Increasing the carrying amount to reflect interest on the lease liability;
•Reducing the carrying amount to reflect lease payments made; and
•Re-measuring the carrying amount to reflect any reassessment or lease modifications.

    The above mentioned inputs for the valuation of the right of use assets and lease liabilities including the determination of the contracts within the scope of the standard, the contract term ant interest rate used in the discounted cash flow involved a high degree of management’s estimations.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.8    Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill on acquisition is initially measured at cost. being the excess of the consideration over the fair value of the Group’s share of net assets of the acquired subsidiary undertaking at the acquisition date. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. It is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill ais included within “Intangible assets” on the statement of financial position. Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment (see Note 33 (a)). Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (see Note 33.10).

33.9    Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and impairment losses, if any. These intangible assets comprise mainly trademarks and computer software and are amortized in the statement of income on a straight-line basis over their estimated useful lives estimated to be 10 to 20 years and 3 to 5 years, respectively.

33.10 Impairment of assets

Goodwill

The Company conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset may in the unit. Impairment losses recognized for goodwill cannot be reversed in a subsequent period. Recoverable amount is the higher of the fair value less costs to sell and value in use. In determining the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted (see Note 33 (a) for details).

Property, plant and equipment and finite lived intangible assets

At each statement of financial position date, the Group reviews the carrying amounts of its property, plant and equipment and other intangible assets which have finite lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, that carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.11    Biological assets

Biological assets comprise growing crops (mainly corn, wheat, soybeans, sunflower peanuts and rice), sugarcane, coffee and livestock (growing herd and cattle for dairy production).

The Group distinguishes between consumable and bearer biological assets, and between mature and immature biological assets. “Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for dairy production. “Bearer” biological assets are those assets capable of producing more than one harvest, for example sugarcane or livestock from which raw milk is produced. “Mature” biological assets are those that have attained harvestable specifications (for consumable biological assets) or are able to sustain regular harvests (for bearer biological assets). “Immature” biological assets are those assets other than mature biological assets.

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others. Costs that are expensed as incurred include administration and other general overhead and unallocated production overhead, among others.

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.
 Gains and losses that arise on measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”.

Where there is an active market for a biological asset or agricultural produce, quoted market prices in the most relevant market are used as a basis to determine the fair value. Otherwise, when there is no active market or market-determined prices are not available, fair value of biological assets is determined through the use of valuation techniques.

Therefore, the fair value of biological assets is generally derived from the expected discounted cash flows of the related agricultural produce. The fair value of the agricultural produce at the point of harvest is generally derived from market determined prices.

A general description of the determination of fair values based on the Company’s business segments follow:

•Growing crops including rice:

Growing crops, for which biological growth is not significant, are measured at cost, which approximates fair value. Expenditure on growing crops includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

Otherwise, biological assets are measured at fair value less estimated point-of-sale costs at initial recognition and at any subsequent period. Point-of-sale costs include all costs that would be necessary to sell the assets

The fair value of growing crops including rice is measured based on a formula, which takes into consideration the estimate of crop yields, estimated market prices and costs, and discount rates. Estimated yields are determined based on several factors including location of farmland, environmental conditions and other restrictions and growth at the time of measurement. Yields are multiplied by sown hectares to determine the estimated tons of crops including rice to be obtained. The tons are then multiplied by a net cash flow determined at the future crop prices less the direct costs to be incurred. This amount is discounted at a discount rate, which reflects current market assessments of the assets involved and the time value of money.

•Growing herd and cattle:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.11    Biological assets (continued)

Livestock are measured at fair value less estimated point-of-sale costs, with any changes therein recognized in the statement of income, on initial recognition as well as subsequently at each reporting period. The fair value of livestock is determined based on the actual selling prices less estimated point-of-sale costs in the markets where the Group operates.

•Sugarcane:

Sugarcane planting costs form part of Property plant and equipment. The agricultural produce growing on sugarcane is classified as biological assets and are measured at fair value less cost to sell. The fair value of agricultural produce growing on sugarcane depends on the variety, location and maturity of the plantation.

Agricultural produce growing in the Sugarcane, for which biological growth is not significant, is valued at cost, which approximates fair value. Expenditure on the agricultural produce growing in the sugarcane consists mainly of labor, agrochemicals and fertilizers among others. When it has attained significant biological growth, it is measured at fair value through a discounted cash flow model. Estimated revenues are based on estimated yearly production volume (which will be destined to sugar, ethanol, energy and raw cane production) and the price is calculated as the average of daily prices for sugar future contracts (Sugar #11 ICE-NY contracts) for a six months period. Projected costs include maintenance and land leasing among others. These estimates are discounted at an appropriate discount rate.

33.12    Inventories

Inventories comprise of raw materials, finished goods (including harvested agricultural produce and manufactured goods) and others.

Harvested agricultural produce (except for rice and milk) are measured at net realizable value until the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized in the statement of income in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

All other inventories (including rice and milk) are measured at the lower of cost and net realizable value. Cost is determined using the weighted average method.

33.13    Financial assets

Financial assets are classified in the following categories: at fair value through profit or loss and at amortized cost, namely loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition (see Note 17).

(a) Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the statement of income within “Other operating income, net” in the period in which they arise.

If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.13    Financial assets (continued)

substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 33.15.

(b) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. This right must not be contingent on future events and must be enforceable in any case.

33.14 Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Commodity future contract fair values are computed with reference to quoted market prices on future exchanges markets. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

The Group manages exposures to financial and commodity risks using hedging instruments that provide the appropriate economic outcome. The principal hedging instruments used may include commodity future contracts, put and call options, foreign exchange forward contracts and interest rate swaps. The Group does not use derivative financial instruments for speculative purposes.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. Any derivatives that the Group holds to hedge these exposures are classified as “held for trading” and are shown in a separate line on the face of the statement of financial position. The method of recognizing gains or losses on derivatives depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Gains and losses on commodity derivatives are classified within “Other operating income, net”. Gains and losses on interest rate and foreign exchange rate derivatives are classified within ‘Financial results, net’. The Group designates certain derivatives as hedges of the foreign currency risk associated with highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the instruments that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Cash flow hedge

The effective portion of the gain or loss on the instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income within "Finance income” or “Finance cost,”as appropriate.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion is recognized in the statement of income within "Finance income” or “Finance cost”, as appropriate.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.15    Trade and other receivables and trade and other payables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In the case of receivables, less allowance for trade receivables.

The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

33.16    Short-term investment

Financial assets at fair value through profit or loss are valued at the initial recognition and subsequently at fair value and recognizing the variation in the Statement of income in the line Financial results.

33.17    Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. In the statements of cash flows, interest paid is presented within financing cash flows and interest received is presented within investing activities.

33.18    Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

33.19    Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

33.20    Onerous contracts

The Group enters into contracts, which require the Group to sell commodities in accordance with the Group's expected sales. These contracts do not qualify as derivatives. These contracts are not recognized until at least one of the parties has performed under the agreement. However, when the contracts are onerous, the Group recognizes the present obligation under the contracts as a provision included within “Provision and other liabilities” in the statement of financial position. Losses under these onerous contracts are recognized within “Other operating income, net” in the statement of income.

33.21    Current and deferred income tax

The Group’s tax benefit or expense for each year comprises the charge for current tax payable and deferred taxation attributable to the Group’s operating subsidiaries. Tax is recognized in the statement of income, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted at the date of the statement of financial position in the countries where the Group’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.21    Current and deferred income tax (continued)
of the resolution of the uncertainty. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) effective in the countries where the Group’s subsidiaries operate and generate taxable income.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the extent that, at the date of the statement of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

33.22    Revenue Recognition

The Group’s primary activities comprise agricultural and agro-industrial activities.

The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle are measured at fair value with changes therein recognized in the statement of income as they arise. Agricultural produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income.

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, ethanol, sugar, energy, among others). These sales are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, and sales taxes, as applicable.

Revenue is recognized when the full control have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of control vary depending on the individual terms of the contract of sale. Revenues are recognised when control of the products has transferred, being when the products are delivered to the customer, having this full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.

The Group also provides certain agricultural-related services such as grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.

The Group leases owned farmland property to third parties under operating lease agreements. Rental income is recognized on a straight-line basis over the period of the lease.

The Group is a party to a 25-year power agreement for the sale of electricity which expires in 2042. The delivery period starts in April and ends in November of each year. The Group is also a party to two 15-year power agreements which delivery period starts in March and ends in December of each year, these two agreements will expire in 2024 and 2025, respectively. Prices under all the agreements are adjusted annually for inflation. Revenue related to the sale of electricity under these two agreements is recorded based upon output delivered.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.23    Farmlands sales

The Group’s strategy is to profit from land appreciation value generated through the transformation of its productive capabilities. Therefore, the Group may seek to realize value from the sale of farmland assets and businesses.

Farmland sales are not recognized until (i) the sale is completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred to the buyer the risk of ownership, and does not have a continuing involvement. Gains from “farmland sales” are included in the statement of income under the line item “Other operating income, net”.

33.24    Assets held for sale and discontinued operations

When the Group intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations, or a subsidiary acquired exclusively with a view to resale, it classifies such operations as discontinued. The post tax profit or loss of the discontinued operations is shown as a single amount on the face of the statement of income, separate from the other results of the Group. Assets and liabilities classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a disposal rather than through continuing use. This condition is regarded as met only when management is committed to the sale (disposal), the sale (disposal) is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale (disposal) in its present condition. The statements of income for the comparative periods are represented to show the discontinued operations separate from the continuing operations.

33.25    Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted net earnings per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

33.26    Equity-settled share-based payments

The Group issues equity settled share-based payments to certain directors, senior management and employees. Options under the awards were measured at fair value at the date of grant. An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognized immediately.

33.27    Research and development

Research phase expenditure is expensed as incurred. Development expenditure is capitalized as an internally generated intangible asset only if it meets strict criteria, relating in particular to technical feasibility and generation of future economic benefits. Research expenses have been immaterial to date. The Group has not capitalized any development expenses to date.